     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 27, 1998

                                                       REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             RAINBOW RENTALS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             OHIO                           7359                   34-1512520
                                     (PRIMARY STANDARD
(STATE OR OTHER JURISDICTION OF          INDUSTRIAL             (I.R.S. EMPLOYER
                                    CLASSIFICATION CODE
INCORPORATION OR ORGANIZATION)            NUMBER)            IDENTIFICATION NUMBER)

                            3711 Starr Centre Drive
                              Canfield, Ohio 44406
                                 (330) 533-5363
   (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                               WAYLAND J. RUSSELL
                      Chairman and Chief Executive Officer
                            3711 Starr Centre Drive
                              Canfield, Ohio 44406
                                 (330) 533-5363
(NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                               AGENT FOR SERVICE)
                            ------------------------

                                   Copies to:

          MARC H. MORGENSTERN, ESQ.                       GLENN W. STURM, ESQ.
Kahn, Kleinman, Yanowitz & Arnson Co., L.P.A.  Nelson Mullins Riley & Scarborough, L.L.P.
     1301 East Ninth Street, Suite 2600          999 Peachtree Street, N.E., Suite 1400
            Cleveland, Ohio 44114                        Atlanta, Georgia 30309
               (216) 696-3311                                (404) 817-6000
             Fax:(216) 696-1009                            Fax:(404) 817-6050

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 As soon as practicable after this Registration Statement has become effective.

                            ------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

===================================================================================================================
                                                                  PROPOSED       PROPOSED MAXIMUM
          TITLE OF EACH CLASS OF              AMOUNT TO BE    MAXIMUM OFFERING  AGGREGATE OFFERING    AMOUNT OF
       SECURITIES TO BE REGISTERED           REGISTERED(1)   PRICE PER SHARE(2)      PRICE(2)      REGISTRATION FEE
-------------------------------------------------------------------------------------------------------------------
Common Stock, no par value................     2,587,500          $12.00           $31,050,000          $9,160
===================================================================================================================

(1) Includes 337,500 shares of common stock which the Underwriters have the option to purchase from the Selling Shareholders to cover over-allotments, if any. See "Underwriting."

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a).

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED MARCH 27, 1998

PROSPECTUS

                                2,250,000 SHARES

                                     [LOGO]

                             RAINBOW RENTALS, INC.
                                  COMMON STOCK
                            ------------------------

     All of the 2,250,000 shares of Common Stock, without par value (the "Common Stock"), offered hereby (the "Offering") are being sold by Rainbow Rentals, Inc. (the "Company").

     Prior to the Offering, there has been no public market for the shares of Common Stock. It is currently estimated that the initial public offering price of the Common Stock will be between $10.00 and $12.00 per share. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price. The Company has filed an application for listing of the shares of Common Stock on the Nasdaq National Market under the symbol "RBOW."

     SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN INFORMATION THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

============================================================================================================
                                                                        UNDERWRITING         PROCEEDS TO
                                                   PRICE TO PUBLIC       DISCOUNT(1)         COMPANY(2)
------------------------------------------------------------------------------------------------------------
Per Share......................................  $                   $                   $
------------------------------------------------------------------------------------------------------------
Total(3).......................................  $                   $                   $
============================================================================================================

(1) See "Underwriting" for a description of the indemnification arrangements with the Underwriters.

(2) Before deducting Offering expenses payable by the Company estimated to be $500,000.

(3) The shareholders of the Company (the "Selling Shareholders") have granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 337,500 additional shares of Common Stock, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to
    Company will be $      , $      , and $      , respectively, and the
    Proceeds to Selling Shareholders will be $      . See "Underwriting."
                            ------------------------

     The shares of Common Stock are offered severally by the Underwriters named herein, subject to prior sale, when, as and if received and accepted by them, subject to their right to reject orders, in whole or in part, and to certain other conditions. It is expected that delivery of the certificates representing such shares will be made against payment therefor at the offices of The
Robinson-Humphrey Company, Atlanta, Georgia, on or about        , 1998.
THE ROBINSON-HUMPHREY COMPANY
                      DAIN RAUSCHER INCORPORATED
                                           SUNTRUST EQUITABLE SECURITIES
               , 1998

                          [STORE LOCATIONS AND PHOTOS]

                     [PICTURES (INSIDE FRONT & BACK COVER)
                              MAP OF EASTERN U.S.
                               EXTERIOR OF STORE
                               INTERIOR OF STORE
                      DELIVERY TRUCK -- SHOWING DELIVERY]

                            ------------------------

CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION MAINTAINED BY THE UNDERWRITERS IN THE COMMON STOCK, AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and the Company's Consolidated Financial Statements, including the related notes thereto, appearing elsewhere in this Prospectus. Unless otherwise noted, the information contained in this Prospectus assumes that the Underwriters' over-allotment option has not been exercised.

     All industry data set forth in this Prospectus is based on published industry sources, as prepared by The Association of Progressive Rental Organizations ("APRO"). The APRO 1997 Rental-Purchase Industry Survey is based on numbers reported to APRO through December 31, 1996 by its members, and represents the latest period for which such data are available. The Company makes no representations or assurances as to the accuracy of such published data.

                                  THE COMPANY

     The Company operates 64 rental-purchase stores in eight states:
Connecticut, Massachusetts, Michigan, New York, Ohio, Pennsylvania, Rhode Island and Tennessee. The Company was founded in 1986 by four individuals, including the three current shareholders-officers of the Company, who average over 18 years of experience in the rental-purchase industry. The Company offers quality, name brand, durable merchandise, including home electronics, furniture, appliances and computers. Generally, rental-purchase merchandise is rented to individuals under flexible agreements that allow customers to own the merchandise after making a specified number of rental payments (ranging from 12 to 24 months). Customers have the option to return the merchandise at any time without further obligation and also have the option to purchase the merchandise at any time during the rental term. The Company believes that its rental-purchase program is an attractive alternative to a credit or installment sale for persons who have difficulty obtaining credit or have a temporary, short-term need for goods. Based on APRO estimates, the Company believes its stores are among the industry's leaders in average monthly rental rate ("AMRR") on its agreements, number of rental-purchase agreements per store and collection performance. In addition, the Company believes its level of customer referrals and repeat business are among the highest in the industry.

     APRO estimated that gross revenue in the rental-purchase industry was approximately $4.1 billion, and that there were over 2.9 million customers in 1996. The rental-purchase industry is highly fragmented. APRO estimated that there were approximately 7,500 rental-purchase stores at the end of 1996, with the majority of companies owning fewer than 20 stores. The rental-purchase industry is experiencing increasing consolidation due to a combination of increased competition from larger regional and national chains and decreased availability of traditional financing to smaller rental-purchase companies. The Company believes that its significant store base and regional presence make it well positioned in the current industry environment.

     The Company's operating strategy is to deliver a high degree of customer satisfaction by providing an appealing store environment; quality, name brand, durable merchandise; personal customer service; experienced, well-trained associates; decentralized management; and sophisticated management information systems. The Company believes its high levels of customer satisfaction allow the Company to maintain a high AMRR on its agreements, a large number of rental-purchase agreements per store and a significant level of customer referrals and repeat business. By delivering high volume and superior operating performance in each store, the Company is able to achieve increased profitability by spreading fixed costs over higher revenues. In 1997, the Company's average revenue in those stores opened three full years or more ("core stores") was approximately $1.0 million. The Company attempts to differentiate itself from its competitors and increase customer loyalty by not requiring common industry fees, such as application, delivery, damage-waiver and insurance fees. As a result, its customers are able to spend more of their payments on the merchandise.

     The Company's growth strategy is to accelerate its new store opening program, increase comparable store revenue and profitability and pursue opportunistic acquisitions. Beginning with six stores in 1986, the Company opened 53 additional stores through March 1, 1998. The Company has increased revenues from $0.6 million in 1986 to $55.3 million in 1997. The Company believes the rental-purchase market is significantly under-penetrated and provides substantial new store expansion potential, particularly within the Midwest,

Mid-Atlantic and New England markets. Because most of its public competitors have grown primarily through acquisitions, management believes that the state of the industry presents an opportunity for the Company to capitalize on its demonstrated ability to open new stores. The Company has developed a consistent, replicable model for opening new stores and management believes its strategy of opening new stores provides controllable and predictable growth in revenue and operating income. In addition, the Company strives to enhance profitability at its existing stores by empowering store associates, leveraging fixed costs and marketing innovative, high margin product offerings, such as computers. The Company intends to examine both fill-in acquisitions and new market acquisitions on an opportunistic basis.

     The Company's principal executive offices are located at 3711 Starr Centre Drive, Canfield, Ohio 44406, and its telephone number is (330)533-5363.

                                  THE OFFERING

Common Stock Offered.......................................  2,250,000 Shares
Common Stock to be outstanding after the Offering(1).......  5,925,735 Shares
Use of Proceeds............................................  To repay outstanding indebtedness and for general corporate purposes.
Proposed Nasdaq National Market Symbol.....................  RBOW

---------------

(1) Excludes 400,000 shares of Common Stock reserved for issuance under the
    Company's Stock Option Plan, including           shares issuable pursuant to
    options outstanding at an exercise price equal to the initial public offering price per share. See "Management -- Stock Option Plan."

                                    RISK FACTORS

     An investment in the shares of Common Stock involves significant risks that a potential investor should carefully consider. See "Risk Factors" beginning on page 7 for certain information that should be considered by prospective purchasers of the Common Stock offered hereby.

                      SUMMARY FINANCIAL AND OPERATING DATA

     The summary historical financial and operating data set forth below should be read in conjunction with the Selected Financial Data, Management's Discussion and Analysis of Financial Condition and Results of Operations, and the Consolidated Financial Statements and related notes thereto included elsewhere herein. The as adjusted financial data give effect to the consummation of the Offering and the application of the net proceeds therefrom. Effective as of the close of business on December 31, 1994, the Company changed its method of depreciating rental-purchase merchandise from the straight-line basis to the units of activity method. Therefore, the financial information presented for 1993 and 1994 reflects the Company's use of the straight-line basis and has not been restated because such restatement was deemed impractical. As a result, certain financial information for 1993 and 1994 may not be comparable to later periods.

                                                               YEAR ENDED DECEMBER 31,
                                          ------------------------------------------------------------------
                                            1993         1994         1995         1996            1997
                                          ---------    ---------    ---------    ---------    --------------
                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
STATEMENT OF INCOME DATA:
Revenues:
  Rental revenue........................  $  30,463    $  34,440    $  39,721    $  43,815      $  52,153
  Fees..................................        830          957        1,151        1,284          1,588
  Merchandise sales.....................      1,357        1,626        1,687        1,461          1,587
                                          ---------    ---------    ---------    ---------      ---------
    Total revenues......................     32,650       37,023       42,559       46,560         55,328
Operating expenses:
Merchandise costs:
  Depreciation and other merchandise
    costs...............................     11,365       13,156       15,428       16,351         19,145
  Amortization of acquired
    rental-purchase agreements..........         --           --          807          652             --
                                          ---------    ---------    ---------    ---------      ---------
    Total merchandise costs.............     11,365       13,156       16,235       17,003         19,145
Store operating expenses:
  Salaries and related expenses.........      7,010        7,020        9,136        9,655         11,532
  Occupancy expenses....................      2,068        2,567        3,092        3,416          4,068
  Advertising expenses..................      2,461        3,020        2,576        2,837          3,283
  Other store expenses..................      3,353        3,980        4,746        5,437          6,554
                                          ---------    ---------    ---------    ---------      ---------
    Total store operating expenses......     14,892       16,587       19,550       21,345         25,437
                                          ---------    ---------    ---------    ---------      ---------
    Total merchandise costs and store
      operating expenses................     26,257       29,743       35,785       38,348         44,582
General and administrative expenses.....      2,170        2,662        3,216        3,934          3,946
                                          ---------    ---------    ---------    ---------      ---------
    Total operating expenses............     28,427       32,405       39,001       42,282         48,528
                                          ---------    ---------    ---------    ---------      ---------
    Operating income....................      4,223        4,618        3,558        4,278          6,800
Interest expense........................        526          726          898          834          1,822
Other expense, net......................        283           52          183          453            329
                                          ---------    ---------    ---------    ---------      ---------
  Income before income taxes............      3,414        3,840        2,477        2,991          4,649
Income taxes............................      1,445        1,642        1,253          972          1,968
                                          ---------    ---------    ---------    ---------      ---------
  Net income............................  $   1,969    $   2,198    $   1,224    $   2,019      $   2,681
                                          =========    =========    =========    =========      =========
Basic net income per common share.......  $     .31    $     .34    $     .19    $     .32      $     .59
                                          =========    =========    =========    =========      =========
Weighted average common shares
  outstanding...........................  6,392,610    6,392,610    6,392,610    6,392,610      4,509,406
OPERATING DATA:
  Stores open at end of period..........         42           46           51           55             62
  Comparable store revenue growth (1)...       15.0%         6.7%         8.0%         2.2%           9.9%

                                                                                  AS OF DECEMBER 31, 1997
                                                                                ---------------------------
                                                                                 ACTUAL      AS ADJUSTED(2)
                                                                                ---------    --------------
BALANCE SHEET DATA:
  Rental-purchase merchandise, net.....                                         $  23,411      $  23,411
  Total assets.........................                                            31,240         31,240
  Total debt...........................                                            23,844          1,327
  Total liabilities....................                                            28,187          5,670
  Shareholders' equity.................                                             3,053         25,570

---------------

(1) Comparable store revenue growth is the percentage increase in revenue from the same number of stores over a two year period. Only stores that have been open 12 months in both periods are included in the comparison.

(2) Adjusted to give effect to the application of estimated net proceeds to be received by the Company from the sale of shares of Common Stock offered hereby.

                                  RISK FACTORS

     In addition to other information in this Prospectus, prospective purchasers of the Common Stock offered hereby should consider carefully the following factors before deciding to invest in the Common Stock. To the extent this Prospectus contains certain forward-looking statements, actual results could differ materially from those projected in the forward-looking statements as a result of any number of factors, including the risk factors set forth below and elsewhere in this Prospectus.

GOVERNMENT REGULATION

     There are currently 45 states that have enacted laws specifically regulating rental-purchase transactions, including all of the states in which the Company operates. These laws generally require certain contractual and advertising disclosures and also provide varying levels of substantive consumer protection, such as requiring a grace period for late fees and contract reinstatement rights in the event a rental-purchase agreement is terminated. The rental-purchase laws of some states, including Michigan, New York, Ohio and Pennsylvania, limit the total dollar amount of rentals that may be charged over the life of a rental-purchase agreement. If the Company acquires or opens new stores in states in which it does not currently operate, the Company will become subject to the rental-purchase laws of such states, if any. Furthermore, there can be no assurance that new or revised rental-purchase laws will not have a material adverse effect on the Company's business, financial condition and results of operations.

     No federal legislation has been enacted regulating or otherwise governing rental-purchase transactions. From time to time, legislation has been introduced in Congress that would regulate rental-purchase transactions, including legislation that would subject rental-purchase transactions to implied interest rate, finance charge and fee limitations, as well as the Federal Truth in Lending Act. During 1997, two bills were introduced in Congress that would regulate the rental-purchase industry. One of the bills is supported by APRO, and the Company does not believe that this bill, if enacted, would have a material adverse effect upon the Company's business, financial condition and results of operations. The other bill would regulate rental-purchase transactions as credit sales and would require the Company to reposition itself as a rent-to-rent business. Any such federal legislation, if enacted, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Government Regulation."

EXPANSION RISKS

     The inability of the Company to execute its expansion plans, make new stores profitable or improve the profitability of acquired stores could have a material adverse effect on the Company's business, financial condition and results of operations. Accomplishing the Company's expansion plans will depend on a number of factors, the most important of which is the Company's ability to hire, train and retain managers and other personnel who satisfy the Company's standards for performance, professionalism and service. Other risk factors associated with the opening of new stores, some of which are beyond the control of the Company, include: locating and obtaining acceptable sites, securing favorable financing, obtaining necessary zoning or other regulatory approvals, avoiding unexpected delays in opening due to construction delays or the failure of vendors to deliver equipment, fixtures or rental-purchase merchandise, incurring significant start-up costs before the viability of the stores is established and integrating new stores into the Company's systems and operations. In general, new stores operate at a loss for up to 15 months after opening. There can be no assurance that future new stores will obtain profitability in the expected time frame, if at all. In addition, the Company's growth strategy will place significant demands on the Company's management. With respect to acquisitions, there can be no assurance that the Company will be able to locate or acquire suitable acquisition candidates, or that any operations, once acquired, can be effectively and profitably integrated into the Company's existing operations. Additionally, acquisitions may negatively impact the Company's operating results, particularly during the period immediately following an acquisition. The Company may acquire operations that are unprofitable or have inconsistent profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

COMPETITION

     The rental-purchase industry is extremely competitive. The Company competes with other rental-purchase businesses, as well as rental stores that do not offer their customers a purchase option. Competition is based primarily on rental rates and terms, product selection and availability and customer service. With respect to customers that are able to purchase a product for cash or on credit, the Company also competes with department stores, discount stores and other retail outlets. Several competitors in the rental-purchase business are national or regional in scope. The Company has generally strived to open new stores in markets with a lower concentration of rental-purchase stores. As the Company's competitors expand geographically into the Company's existing markets, the Company's competition in those markets may increase and there will be fewer relatively underserved areas available for penetration by the Company. Many of the Company's competitors have financial and operating resources exceeding those of the Company. See "Business -- Competition."

RISK ASSOCIATED WITH THE RENTAL-PURCHASE BUSINESS

     The operating success of the Company, like other participants in the rental-purchase industry, depends upon a number of factors. These factors include the ability to maintain and increase the number of units on rent, the collection of rental payments when due and the control of inventory and other costs. In addition, the failure of the Company's management information systems to monitor the stores, the failure of the Company's internal audit personnel to detect adequately any problems with a store, or the failure of store managers to follow operating guidelines, could have a material adverse effect on the Company's business, financial condition or results of operations. The rental-purchase industry is also affected by changes in consumer confidence, preferences and attitudes, as well as general economic factors. Failure to respond to changing market trends could adversely affect the Company's business, financial condition or results of operations. Additionally, a significant portion of the Company's revenues are derived from the rental of computers and peripherals. The failure of the Company to react to changes in consumer preferences and technological advancements could adversely affect the value of the Company's inventory and the Company's business, financial condition or results of operations.

DEPENDENCE ON KEY INDIVIDUALS

     The continued growth and success of the Company's business is highly dependent upon the continued services of certain of its executive officers:
Wayland J. Russell, Lawrence S. Hendricks and Michael J. Viveiros. The loss of the services of one or more of these individuals could have a material adverse effect on the Company's business, financial condition and results of operations. The Company carries key person insurance policies on the lives of each of these individuals. The Company does not have employment contracts or noncompetition agreements with any of its executive officers or employees.

VOTING CONTROL BY MANAGEMENT

     Upon completion of the Offering, the three founding executive officers of the Company will hold approximately 62.0% of the outstanding shares of Common Stock (approximately 56.3% if the Underwriters' over-allotment option is exercised in full). As a result, these shareholders, voting together, will continue to control the outcome of matters requiring a shareholder vote, including electing directors, adopting or amending provisions of the Company's Articles of Incorporation or Code of Regulations and approving mergers or similar transactions such as the sale of all or substantially all of the Company's assets. Purchasers in this Offering will become minority shareholders and will be unable to control the management or business policies of the Company. See "Management" and "Principal and Selling Shareholders."

VOLATILITY OF SHARE PRICE; POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS

     The Company believes that various factors such as general economic conditions and changes or volatility in the financial markets, changing market conditions in the rental-purchase industry and quarterly or annual variations in the financial results of other public companies that are part of the rental-purchase industry, all of which may be unrelated to the Company's performance, could cause the market price of the Common Stock to fluctuate substantially. Additionally, quarterly revenues and operating income are difficult to forecast. The Company's expense levels are based, in part, on its expectations as to future revenues and timing of new store openings. If revenue levels are below expectations, the Company may be unable or unwilling to reduce expenses proportionately and operating results would likely be adversely affected. As a result, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is likely that in some future quarter the Company's operating results will differ from the expectations of public market analysts and investors. In such event, the market price of the Common Stock would likely be materially adversely affected.

LITIGATION

     Due to the consumer-oriented nature of the rental-purchase industry and the application of certain laws and regulations, industry participants may be named as defendants in litigation alleging violations of state laws and regulations and consumer law torts, including fraud. Many of these actions involve alleged violations of consumer protection laws. As of the date of this Prospectus, the Company is unaware of such litigation in those states in which the Company operates. While the Company currently has no material litigation pending, in the event a significant judgment is rendered in the future against the Company or others within the rental-purchase industry in connection with any such litigation, such judgment could have a material adverse effect on the Company's business, financial condition or results of operations. See
"Business -- Regulation" and "Business -- Legal Proceedings."

SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have 5,925,735 shares of Common Stock outstanding, including 3,675,735 shares of Common Stock held by executive officers. All of the shares of Common Stock held by the executive officers are subject to lock-up agreements under which the holders of such shares have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this Prospectus without the prior written consent of The Robinson-Humphrey Company. In addition, shares of Common Stock issuable upon exercise of stock options granted under the Company's stock option plan will be available for future sale in the public market, but no such shares will become available for sale until after the first anniversary of the date of this Offering. Sales of such shares in the public market, or the perception that such sales may occur, could adversely affect the market price of the Common Stock or impair the Company's ability to raise additional capital in the future through the sale of equity securities. The 3,675,735 shares of Common Stock held by the executive officers are deemed "restricted" securities within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144. See
"Management -- Stock Option Plan," "Shares Eligible for Future Sale" and "Underwriting."

PREFERRED SHARES; STATE ANTI-TAKEOVER LAWS

     The Board of Directors of the Company is authorized to issue, from time to time, without any further action on the part of the Company's shareholders, up to 2,000,000 preferred shares in one or more series, with such relative rights, powers, preferences and conversion rights as are determined by the Board of Directors at the time of issuance. The issuance of preferred shares could adversely affect the holders of Common Stock. In addition, certain statutory provisions of Ohio law could have the effect of delaying, deferring or preventing a change in control of the Company. See "Description of Capital Stock -- Preferred Shares and Certain Provisions of Ohio Law."

DILUTION

     Purchasers of Common Stock offered hereby will experience an immediate and substantial dilution in the net tangible book value per share of Common Stock of approximately $7.02 per share. See "Dilution."

ABSENCE OF PRIOR PUBLIC MARKET

     Prior to the Offering, there has been no public market for shares of Common Stock. The Company has filed an application for listing of the shares of Common Stock on the Nasdaq National Market; however, there can be no assurance that an active market will develop or be sustained following the Offering. The initial public offering price of the Common Stock offered hereby will be determined through negotiation between the Company and the Representatives and may not reflect the market price of the Common Stock after the Offering. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price of the Common Stock. Market prices for the Common Stock following this Offering will be influenced by a number of factors, including the Company's operating results and other factors affecting the Company specifically and the rental-purchase industry and the stock market generally, as well as the depth and liquidity of the market for the Common Stock.

     The Representatives have advised the Company that they intend to make a market for the Common Stock, although they are under no obligation to do so. Were such market making to be discontinued, investors would encounter difficulty effecting purchase or sale transactions in the absence of alternative market makers.

DIVIDEND POLICY

     The Company does not anticipate paying any cash dividends on its shares of Common Stock in the foreseeable future. See "Dividend Policy."

                           FORWARD-LOOKING STATEMENTS

     This Prospectus contains certain forward-looking statements, including statements with respect to the Company's operations, industry, financial condition and liquidity. These forward-looking statements are subject to risks and uncertainties, many of which are beyond the Company's control, which could cause actual results to differ materially from those contemplated in such forward-looking statements, including in particular the risks and uncertainties described under "Risk Factors," including, among other things (i) changes in the government's regulation of the industry and (ii) the ability of the Company to execute effectively its expansion program. Prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether as a result of new information, future events or circumstances or otherwise. There can be no assurance that the events described in these forward-looking statements will occur.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Common Stock being offered by the Company are estimated to be approximately $22.5 million assuming an initial public offering price of $11.00 per share and after deducting the estimated underwriting discounts and offering expenses payable by the Company. The Company intends to use $11.1 million to retire indebtedness (including accrued interest) due a former shareholder-officer of the Company and his affiliates (the "Redemption Debt") incurred in connection with the April 1997 redemption of shares owned by them (the "Redemption Transaction"). The Redemption Transaction consisted of the repurchase of 2,716,875 shares for $11.1 million and $2.3 million in severance, non-competition and consulting payments, of which $10.5 million was evidenced by the Redemption Debt. The Redemption Debt bears interest at 8.0% and matures on various dates ranging from December 1, 1999 to December 1, 2012. See Notes 4 and 11 of the Consolidated Financial Statements. The balance of the net proceeds will be used to reduce borrowings under the Company's existing revolving credit facility with Bank of America Illinois (the "Credit Facility"), which had an outstanding balance of $12.5 million as of December 31, 1997, and for general corporate purposes. The Credit Facility bears interest at the rate of prime plus 0.25% (presently 8.75%) and borrowings under the Credit Facility are due on May 21, 2000. The Company expects to enter into an amended $10.0 million Credit Facility, conditioned on completion of the Offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth the actual capitalization of the Company (i) as of December 31, 1997, and (ii) as adjusted to reflect the sale of the 2,250,000 shares of Common Stock by the Company at an assumed initial public offering price of $11.00 per share, after deducting the estimated underwriting discount and offering expenses payable by the Company and the application of the net proceeds therefrom as described under "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and related notes thereto included elsewhere in this Prospectus.

                                                              AS OF DECEMBER 31, 1997
                                                              ------------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    ------------
                                                               (DOLLARS IN THOUSANDS)
Long-term debt:
  Credit Facility...........................................  $12,464       $ 1,076
  Capitalized lease obligations.............................      251           251
  Redemption Debt (including accrued interest of $641)......   11,129(1)         --
                                                              -------       -------
     Total long-term debt...................................   23,844         1,327
                                                              -------       -------
Shareholders' equity:
  Serial preferred stock, no par value, 2,000,000 shares
     authorized, none issued................................       --            --
  Common Stock, no par value, 10,000,000 shares authorized,
     3,675,735 issued and outstanding at December 31, 1997
     and 5,925,735 issued and outstanding, as adjusted......       60        13,388
                                                              -------       -------
  Treasury stock, 2,716,875 shares of Common Stock at
     December 31, 1997 and 466,875, as adjusted, at cost....  (11,095)(1)    (1,906)
                                                              -------       -------
  Retained earnings.........................................   14,088        14,088
                                                              -------       -------
     Total shareholders' equity.............................    3,053        25,570
                                                              -------       -------
       Total capitalization.................................  $26,897       $26,897
                                                              =======       =======

---------------
(1) Reflects the Redemption Transaction. See Note 4 of the Company's Consolidated Financial Statements.

                                DIVIDEND POLICY

     The Company has never paid cash dividends on its shares of Common Stock. The Company currently intends to retain all earnings from its operations to finance the growth and development of its business and, consequently, does not expect to pay dividends on its shares of Common Stock in the foreseeable future. The payment of future dividends will be at the sole discretion of the Company's Board of Directors and will depend on, among other things, future earnings, capital requirements, the general financial condition of the Company and general business conditions. In addition, the payment of dividends by the Company is limited by certain covenants in the Company's Credit Facility. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."

                                    DILUTION

     As of December 31, 1997, the net tangible book value of the Company was approximately $1.1 million, or $0.29 per share. "Net tangible book value per share" represents the total tangible assets of the Company, less all liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sale by the Company of 2,250,000 shares of Common Stock offered hereby at an assumed initial public offering price of $11.00 per share and the application of the net proceeds as set forth under "Use of Proceeds," the pro forma net tangible book value of the Company as of December 31, 1997 would be $23.6 million or $3.98 per share. This represents an immediate increase in net tangible book value per share of $3.69 to current shareholders and an immediate dilution of $7.02 per share to new investors. The following table illustrates this per share dilution.

Assumed initial public offering price per share.............             $11.00
  Net tangible book value per share before the Offering.....   $0.29
  Increase in pro forma net tangible book value attributable
     to the Offering........................................    3.69
                                                               -----
Pro forma net tangible book value per share after the
  Offering..................................................               3.98
                                                                         ------
Dilution per share to new investors.........................             $ 7.02
                                                                         ======

                            SELECTED FINANCIAL DATA

     The selected financial data presented below under the captions "Statement of Income Data" and "Balance Sheet Data" for, and as of the end of, each of the years in the five-year period ended December 31, 1997, are derived from the consolidated financial statements of the Company and subsidiary, which financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The consolidated financial statements as of December 31, 1996 and 1997, and for each of the years in the three-year period ended December 31, 1997, and the report thereon, are included elsewhere in this Prospectus. The information presented under the caption "Operating Data" is unaudited. Effective as of the close of business on December 31, 1994, the Company changed its method of depreciating rental-purchase merchandise from the straight-line basis to the units of activity method. Therefore, the financial information presented for 1993 and 1994 reflects the Company's use of the straight-line basis and has not been restated because such restatement was deemed impractical. As a result, certain financial information for 1993 and 1994 may not be comparable to later periods. The data presented below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations, and the Consolidated Financial Statements and the related notes thereto included elsewhere herein.

                                                                 YEAR ENDED DECEMBER 31,
                                             ---------------------------------------------------------------
                                                1993         1994           1995        1996         1997
                                             ----------    ---------      ---------   ---------    ---------
                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
STATEMENT OF INCOME DATA:

Revenues:
  Rental revenue...........................  $   30,463    $  34,440      $  39,721   $  43,815    $  52,153
  Fees.....................................         830          957          1,151       1,284        1,588
  Merchandise sales........................       1,357        1,626          1,687       1,461        1,587
                                             ----------    ---------      ---------   ---------    ---------
    Total revenues.........................      32,650       37,023         42,559      46,560       55,328
Operating expenses:
Merchandise costs:
  Depreciation and other merchandise
    costs..................................      11,365       13,156         15,428      16,351       19,145
  Amortization of acquired rental-purchase
    agreements.............................          --           --            807         652           --
                                             ----------    ---------      ---------   ---------    ---------
    Total merchandise costs................      11,365       13,156         16,235      17,003       19,145
Store operating expenses:
  Salaries and related expenses............       7,010        7,020          9,136       9,655       11,532
  Occupancy expenses.......................       2,068        2,567          3,092       3,416        4,068
  Advertising expenses.....................       2,461        3,020          2,576       2,837        3,283
  Other store expenses.....................       3,353        3,980          4,746       5,437        6,554
                                             ----------    ---------      ---------   ---------    ---------
    Total store operating expenses.........      14,892       16,587         19,550      21,345       25,437
                                             ----------    ---------      ---------   ---------    ---------
    Total merchandise costs and store
      operating expenses...................      26,257       29,743         35,785      38,348       44,582
General and administrative expenses........       2,170        2,662          3,216       3,934        3,946
                                             ----------    ---------      ---------   ---------    ---------
    Total operating expenses...............      28,427       32,405         39,001      42,282       48,528
                                             ----------    ---------      ---------   ---------    ---------
    Operating income.......................       4,223        4,618          3,558       4,278        6,800
Interest expense...........................         526          726            898         834        1,822
Other expense, net.........................         283           52            183         453          329
                                             ----------    ---------      ---------   ---------    ---------
  Income before income taxes...............       3,414        3,840          2,477       2,991        4,649
Income taxes...............................       1,445        1,642          1,253         972        1,968
                                             ----------    ---------      ---------   ---------    ---------
  Net income...............................  $    1,969    $   2,198      $   1,224   $   2,019    $   2,681
                                             ==========    =========      =========   =========    =========
  Basic net income per common share........  $      .31    $     .34      $     .19   $     .32    $     .59
                                             ==========    =========      =========   =========    =========
  Weighted average common shares
    outstanding............................   6,392,610    6,392,610      6,392,610   6,392,610    4,509,406
OPERATING DATA:
  Stores open at end of period.............          42           46             51          55           62
  Comparable store revenue growth(1).......       15.0%         6.7%           8.0%        2.2%         9.9%
BALANCE SHEET DATA:
  Rental-purchase merchandise, net.........  $   10,362    $  10,567      $  15,676   $  19,740    $  23,411
  Total assets.............................      14,573       15,490         20,932      25,401       31,240
  Total debt...............................       6,578        6,843          8,651       9,850       23,844(2)
  Total liabilities........................      10,155        8,873         11,484      13,934       28,187(2)
  Shareholders' equity.....................       4,418        6,617(3)       9,448      11,467        3,053(2)

---------------

(1) Comparable store revenue growth is the percentage increase in revenue from the same number of stores over a two year period. Only stores that have been open 12 months in both periods are included in the comparison.

(2) Includes the effect of the redemption of shares from a prior shareholder-officer. See Note 4 of the Company's Consolidated Financial Statements.

(3) Does not include the effect of the change in the method of depreciating rental-purchase merchandise from the straight-line basis to the units of activity method of $1.6 million at December 31, 1994.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Company's Consolidated Financial Statements and related notes thereto and Selected Financial Data included elsewhere in this Prospectus.

GENERAL

     Primarily through the opening of new stores, the Company has increased its number of stores from 42 as of December 31, 1993, to 62 as of December 31, 1997. The Company currently operates 64 rental-purchase stores in eight states, providing quality, name brand, durable merchandise, including home electronics, furniture, appliances and computers. Generally, rental-purchase merchandise is rented to individuals under flexible agreements that allow customers to own the merchandise after making a specified number of rental payments (ranging from 12 to 24 months). Customers have the option to return the merchandise at any time without further obligation, and also have the option to purchase the merchandise at any time during the rental term.

     On March 1, 1995, the Company acquired certain assets, including fixed assets, inventory and customer rental-purchase agreements from an Ohio competitor, Dial-To-Own ("DTO"). Immediately following the acquisition, three of the DTO stores were consolidated into existing Company stores and the remaining seven stores were integrated into the Company over the next 15 months. During this time period, the Company devoted significant capital and human resources to the turnaround and integration of these stores including efforts relating to: store relocations and remodeling; the infusion of quality, name brand, durable merchandise; the addition of more experienced and better trained associates; and the implementation of the Company's operational policies and procedures.

     During 1996 and 1997, the Company returned to its primary strategy of opening new stores and opened four and seven stores, respectively. Virtually all of the new stores were located in new or underserved markets in Nashville, Tennessee; Hartford, Connecticut; Eastern Pennsylvania; and Springfield, Massachusetts. Through March 1, 1998, the Company opened two additional stores in existing markets.

COMPONENTS OF INCOME AND EXPENSES

     Revenue. The Company collects rental payments in advance, generally on a weekly or monthly basis. This rental revenue is recognized when collected. Fees include fees for reinstatement of expired agreements and fees for in-home collection. These fees are recognized when collected. Rental-purchase agreements generally include an early purchase option. Merchandise sales include amounts received upon sales of merchandise pursuant to such options and upon the sale of used merchandise. These amounts are recognized as revenue when the merchandise is sold.

     Depreciation and Other Merchandise Costs. Under the units of activity depreciation method, rental-purchase merchandise is depreciated as revenue is collected. Rental-purchase merchandise is not depreciated during periods when it is not on rent and therefore not generating rental revenue. Other merchandise costs include the remaining book value of merchandise sold or otherwise disposed, together with the cost of replacement parts and accessories.

     Amortization of Acquired Rental-Purchase Agreements. The excess of the purchase price over the fair market value of the assets acquired from the DTO stores was amortized over an 18 month period utilizing the straight line method and was fully amortized by August 1996.

     Salaries and Related Expenses. Salaries and related expenses include all salaries and wages paid to store level associates, related benefits, taxes and workers' compensation premiums.

     Occupancy Expenses. Occupancy expenses include rent, repairs and maintenance of physical store locations, utility costs and depreciation of store leasehold improvements. The Company has no leases that include percentage rent provisions.

     Advertising Expenses. Advertising expenses include television, radio and print media costs as well as the expenses (including payroll) of the Company's internal advertising department.

     Other Store Expenses. Other store expenses include delivery expenses, insurance, costs associated with maintaining merchandise inventory, telephone expenses, store computer and office expenses and personal property taxes, among other items.

     General and Administrative Expenses. General and administrative expenses include all personnel, occupancy and other operating expenses associated with maintaining the Company's corporate-level departments. In addition, all costs associated with the Company's annual and semi-annual manager meetings and committee meetings, as well as charitable contributions and state taxes not based on income, are included.

     For several years, the Company has made significant contributions to charitable organizations, including organizations for which directors and officers serve or have served as trustees or officers. The aggregate amount of charitable contributions was approximately $227,000, $243,000 and $208,000 in 1995, 1996, and 1997, respectively, and the amount of contributions for 1998 will be approximately $230,000. For subsequent years, the Board of Directors has determined to limit charitable contributions to an amount not to exceed 10% of the prior year's net income.

     Income Tax Expense. Income tax expense includes the combined effect of all federal, state and local income taxes imposed upon the Company by various taxing jurisdictions.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain Statements of Income data as a percentage of total revenue.

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                              1995     1996     1997
                                                              -----    -----    -----
STATEMENT OF INCOME DATA:
Revenues:
  Rental revenue............................................   93.3%    94.1%    94.3%
  Fees......................................................    2.7      2.8      2.9
  Merchandise sales.........................................    4.0      3.1      2.8
                                                              -----    -----    -----
          Total revenue.....................................  100.0    100.0    100.0
Operating expenses:
Merchandise costs:
  Depreciation and other merchandise costs..................   36.3     35.1     34.6
  Amortization of acquired rental-purchase agreements.......    1.9      1.4      0.0
                                                              -----    -----    -----
          Total merchandise costs...........................   38.2     36.5     34.6
Store operating expenses:
  Salaries and related expenses.............................   21.5     20.7     20.8
  Occupancy expenses........................................    7.3      7.3      7.4
  Advertising expenses......................................    6.0      6.1      6.0
  Other store expenses......................................   11.1     11.7     11.8
                                                              -----    -----    -----
          Total store operating expenses....................   45.9     45.8     46.0
                                                              -----    -----    -----
          Total merchandise costs and store operating
            expenses........................................   84.1     82.3     80.6
General and administrative expenses.........................    7.5      8.4      7.1
                                                              -----    -----    -----
          Total operating expenses..........................   91.6     90.7     87.7
                                                              -----    -----    -----
          Operating income..................................    8.4      9.3     12.3
Interest expense............................................    2.1      1.8      3.3
Other expense, net..........................................    0.4      1.0      0.6
                                                              -----    -----    -----
  Income before income taxes................................    5.9      6.5      8.4
Income taxes................................................    2.9      2.1      3.6
                                                              -----    -----    -----
  Net income................................................    3.0%     4.4%     4.8%
                                                              =====    =====    =====

COMPARISON OF YEARS ENDED DECEMBER 31, 1996 AND 1997

     Total Revenue. For 1997, total revenue increased from $46.6 million to $55.3 million, an increase of 18.8% over the prior year. The increase was due to an increase in comparable store revenue, the inclusion of a full year's results for stores opened in 1996, and new store openings. An increase in comparable store revenue accounted for $4.5 million, or 51.7%, of the increase, stores opened in 1996 accounted for $2.4 million, or 27.6% of the increase, and new store openings accounted for $1.8 million, or 20.7%, of the increase. Comparable store revenue increased 9.9%, consisting of core store revenue increases of $3.0 million or 7.4%, and increases in revenue of stores acquired in 1995 of $1.5 million or 33.1%.

     Total Merchandise Costs. Total merchandise costs increased from $17.0 million to $19.1 million, an increase of 12.6% over the prior year. Depreciation and other merchandise costs increased from $16.4 million to $19.1 million in 1997, an increase of 17.1% over the prior year, but decreased from 35.1% to 34.6% of total revenue due to improved margins. Amortization of acquired rental-purchase agreements (related to the DTO acquisition) was $0.7 million in 1996. Amortization of acquired rental-purchase agreements from the acquisition of DTO were fully amortized by August 1996.

     Salaries and Related Expenses. Salaries and related expenses increased from $9.7 million to $11.5 million, an increase of 19.4% over the prior year. This increase was due to additional personnel at the new stores and an increase in rental-purchase agreements at existing stores. As a percentage of total revenue, salaries and related expenses remained relatively constant at 20.8%.

     Occupancy Expenses. Occupancy expenses increased from $3.4 million to $4.1 million in 1997, an increase of 19.1% over the prior year. This increase was due primarily to rent increases and new store openings. As a percentage of total revenue, occupancy expenses remained relatively constant at 7.4%.

     Advertising Expenses. Advertising expenses increased from $2.8 million to $3.3 million, an increase of 15.7% over the prior year. This increase was due to new store openings. As a percentage of total revenue, advertising expenses remained relatively constant at 6.0%.

     Other Store Expenses. Other store expenses increased from $5.4 million to $6.6 million, an increase of 20.5% over the prior year. This increase was due primarily to the increased number of stores opened, as well as increased number of rental-purchase agreements in existing stores. As a percentage of total revenue, other store expenses remained relatively constant at 11.8%.

     General and Administrative Expenses. General and administrative expenses remained constant at $3.9 million, and, as a percentage of total revenue, decreased from 8.4% in 1996 to 7.1% in 1997. The increased costs associated with the addition of a fourth regional manager, professional services and additional support service personnel were offset by a decrease in executive expenses associated with the Redemption Transaction.

     Total Operating Expenses. As a result of all of the factors discussed above, total operating expenses increased from $42.3 million to $48.5 million in 1997, an increase of 14.8% over the prior year, but decreased from 90.7% of total revenue to 87.7%.

     Operating Income. Operating income increased from $4.3 million to $6.8 million, an increase of 59.0% over the prior year, and increased from 9.3% to 12.3% of total revenue in 1996 and 1997, respectively. The $2.5 million increase in operating income and the 3.0% increase in operating margins were due primarily to the improved performance of the DTO stores, the maturation of stores opened in 1996, growth of rental-purchase agreements in core stores and the stabilization of corporate expenses, partially offset by operating losses associated with new store openings.

     Interest Expense. Interest expense increased from $0.8 million to $1.8 million, an increase of 118.5% over the prior year, and as a percentage of total revenue increased from 1.8% in 1996 to 3.3% in 1997. The increase is attributable to the increased indebtedness related to the Redemption Transaction.

     Other Expense, Net. Other expense decreased from $0.5 million to $0.3 million. In 1996, the Company recognized a one time charge for the loss of a lawsuit brought by a former associate as well as a charge associated with the upgrade of the Company's management information systems and remodeling of the Company's corporate headquarters. During 1997, the amortization of non-compete and consulting agreements executed in connection with the Redemption Transaction was offset by gains from the sale of delivery vehicles.

     Income Tax Expense. Income tax expense increased from $1.0 million to $2.0 million, an increase of 102.5% over the prior year. The increase was due to increased income before taxes in 1997 as well as a higher effective tax rate in 1997 as compared to 1996 caused by prior year refunds of state taxes recognized during 1996.

     Net Income. As a result of all of the factors discussed above, net income increased from $2.0 million to $2.7 million, an increase of 32.8% over the prior year, and increased from 4.4% to 4.8% of total revenue, in 1996 and 1997, respectively.

COMPARISON OF YEARS ENDED DECEMBER 31, 1995 AND 1996

     Total Revenue. For 1996 total revenue increased from $42.6 million to $46.6 million, an increase of 9.4% over the prior year. The increase was due to the inclusion in 1996 of a full year's revenue from DTO stores, new store openings during 1996, and an increase in comparable store revenue. The increase in revenue of the DTO stores acquired by the Company on March 1, 1995, accounted for $1.9 million, or 45.7% of the increase, new store openings accounted for $1.3 million, or 32.5% of the increase and comparable store revenue increased $0.9 million, or 21.8% of the increase. Comparable store revenue increased 2.2% in 1996 reflecting an increase in AMRR offset by a decrease in the number of rental-purchase agreements per store.

     Total Merchandise Costs. Total merchandise costs increased from $16.2 million to $17.0 million, an increase of 4.7% over the prior year. Depreciation and other merchandise costs increased from $15.4 million to $16.4 million, an increase of 6.0% over the prior year, due to new store openings, increases in costs associated with the growth of the DTO stores and an increase in the average cost per unit. Total merchandise costs decreased from 38.2% of total revenue in 1995 to 36.5% in 1996 due to improved margins. Amortization of acquired rental-purchase agreements (related to the DTO acquisition) decreased from $0.8 million to $0.7 million, a 19.2% decrease from the prior year, as the value of acquired rental-purchase agreements were fully amortized over an 18-month period ending in August 1996.

     Salaries and Related Expenses. Salaries and related expenses increased from $9.1 million to $9.7 million, an increase of 5.7% from the prior year, due primarily to the hiring of personnel to support four new stores and the growth of the DTO stores. Salaries and related expenses decreased as a percentage of total revenue from 21.5% to 20.7% in 1995 and 1996, respectively.

     Occupancy Expenses. Occupancy expenses increased from $3.1 million to $3.4 million, an increase of 10.5% over the prior year, but remained constant at 7.3% of total revenue. The dollar increase reflects the cost of relocation of some DTO stores and new store openings.

     Advertising Expenses. Advertising expenses increased from $2.6 million to $2.8 million, an increase of 10.1% over the prior year, due to new store openings. As a percentage of total revenue, advertising expenses remained relatively constant at 6.1%.

     Other Store Expenses. Other store expenses increased from $4.7 million to $5.4 million, an increase of 14.6% over the prior year. As a percentage of revenue, other store expenses increased from 11.1% of total revenue in 1995 to 11.7% in 1996, primarily due to the inclusion for the full year of the DTO stores that generated lower revenues than the Company's existing stores.

     General and Administrative Expenses. General and administrative expenses increased from $3.2 million to $3.9 million, an increase of 22.3% over the prior year. As a percentage of total revenue, these expenses increased from 7.5% of total revenue in 1995 to 8.4% in 1996, primarily due to increased costs associated with expanding the Company's infrastructure and increased travel expenses. Costs associated with expansion of the Company's infrastructure included employment of regional managers, upgrading the Company's computer hardware and software, and the employment of a corporate controller.

     Total Operating Expenses. As a result of all of the factors discussed above, total operating expenses increased from $39.0 million to $42.3 million, an increase of 8.4% over the prior year, but decreased from 91.6% of total revenue in 1995 to 90.7% in 1996.

     Operating Income. Operating income increased from $3.6 million to $4.3 million, an increase of 20.2% over the prior year, and increased from 8.4% to 9.3% of total revenue in 1995 and 1996, respectively. The increase is reflective of the continued successful integration of the DTO stores and increased profitability of comparable stores, partially offset by operating losses associated with new store openings and increase in expenses associated with the Company's internal growth.

     Interest Expense. Interest expense decreased from $0.9 million to $0.8 million, a 7.1% decrease from the prior year, and as a percentage of total revenue decreased from 2.1% in 1995 to 1.8% in 1996. The decrease is due to a reduction in interest rates offsetting an increase in indebtedness.

     Other Expense, Net. Other expense increased from $0.2 million to $0.5 million. The increase resulted from the Company recognizing a one time charge for the loss of a lawsuit brought by a former associate as well as a charge associated with the upgrade of the Company's management information system and remodeling of the Company's corporate headquarters.

     Income Tax Expense. Income tax expense decreased from $1.3 million to $1.0 million, a decrease of 22.4% from the prior year, and as a percentage of total revenue decreased from 2.9% to 2.1%. The decrease is attributable to a lower effective tax rate resulting from the 1996 receipt of state tax refunds from prior years.

     Net Income. As a result of all of the factors discussed above, net income increased from $1.2 million to $2.0 million, an increase of 65.0% over the prior year, and increased from 3.0% to 4.4% of total revenue.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary requirements for capital consist of purchasing additional and replacement rental-purchase merchandise and expenditures relating to new store openings. During the years ended December 31, 1996 and 1997, the Company purchased merchandise for aggregate amounts of approximately $20.5 million and $22.5 million, respectively.

     Cash provided by operating activities decreased from $1.6 million in 1996 to $0.7 million in 1997, primarily due to the opening of seven new stores and the purchase of merchandise necessary to fund the increase in the number of rental-purchase agreements. Cash used in investing activities decreased from $2.4 million in 1996 to $0.8 million in 1997 because the Company began leasing its delivery vehicles under operating leases as opposed to purchasing them outright as in prior years. During 1997, cash used in financing activities was $0.3 million compared to cash provided by financing activities in 1996 of $1.1 million.

     Historically, the Company's growth was financed through cash flow from operations, borrowings under the Credit Facility and trade credit. At December 31, 1997, the outstanding balance of the Credit Facility was approximately $12.5 million. The remaining portion of the net proceeds of this Offering will be used to repay a portion of indebtedness due under the Credit Facility. Borrowings under the Credit Facility bear interest at a variable rate equal to prime plus 0.25% (8.75% per annum at December 31, 1997), are secured by a lien on substantially all of the Company's assets and are personally guaranteed by the Company's Chairman and Chief Executive Officer. Borrowings under the Credit Facility are due on May 21, 2000. The Credit Facility includes certain cash flow and net worth requirements, as well as covenants which limit the ability of the Company to incur additional indebtedness, grant liens, transfer assets out of the ordinary course of business, pay dividends, engage in merger transactions and make capital expenditures (which do not include the purchase of rental-purchase merchandise) in excess of a specified amount. Following completion of the Offering, the Company anticipates entering into an amended $10.0 million Credit Facility.

     In April 1997, the Company completed the Redemption Transaction. The Redemption Transaction, which included noncompete, consulting and severance agreements, amounted to a payment by the Company of $13.5 million, of which $10.5 million is evidenced by subordinated notes payable referred to as the Redemption Debt. This Redemption Debt bears interest at a fixed rate of 8.0% and is payable in 180 equal installments beginning January 1, 1998. Although the Redemption Debt does not have a prepayment penalty, upon completion of the Offering, pursuant to the terms of the Redemption Debt, all such indebtedness becomes immediately due and payable. A portion of the net proceeds of the Offering will be used to repay the Redemption Debt.

     The Company plans to continue and expand its store opening program. The Company generally requires $500,000 to open and operate a new store until the store generates a positive cash flow. Included among the cash requirements for a new store are expenditures of approximately $60,000 for leasehold improvements, furnishings and fixtures and computers; approximately $425,000 for rental-purchase merchandise and approximately $15,000 to fund initial, anticipated operating losses. These costs do not include any interest carrying charge or general corporate overhead. Stores generally become profitable (excluding the store's share of corporate overhead) within 15 months. On a continuous basis, the Company remodels and refurbishes stores. Store opening expenses are charged to operations as incurred. The timing of store openings and the number of stores in the maturation process will have an effect on quarter-to-quarter comparisons. Each store needs a period of time to build its customer base and develop a recurring revenue stream from rental-purchase agreements' continuations and renewals.

     In addition to new store openings, the Company may increase its number of stores or rental-purchase agreements through selective acquisitions. Management believes that there are currently a number of acquisition opportunities in the rental-purchase industry, and that from time to time additional acquisition opportunities may arise. Potential acquisitions may vary in size and the Company may consider larger acquisitions that could be material to the Company. Management believes that the proceeds of this Offering, together with cash flow from operations and additional borrowings under the Credit Facility, as proposed to be amended, will be adequate to fund its operations and expansion plans for at least the next 12 months. Should the Company determine to accelerate its new store openings, or should a large acquisition materialize, the Company may incur additional bank indebtedness and may issue its equity or debt securities, the availability and terms of which will depend upon market and other conditions. There can be no assurance that such additional financing will be available or, if available, will be on terms acceptable to the Company.

INFLATION

     During the years ended December 31, 1995, 1996 and 1997, the cost of rental-purchase merchandise, lease expense and salaries and wages have increased modestly. The increases have not had a significant effect on the Company's results of operations because the Company has been able to charge commensurately higher rental rates for its rental-purchase merchandise.

QUARTERLY RESULTS

     The following table represents certain unaudited financial information for the quarters indicated.

                                            1ST QUARTER    2ND QUARTER    3RD QUARTER    4TH QUARTER
                                            -----------    -----------    -----------    -----------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
Year ended December 31, 1997
  Revenue.................................  $   12,959     $   13,686     $   14,102     $   14,581
  Operating income........................       1,675          1,705          1,805          1,615
  Net income..............................         851            638            628            564
  Basic net income per common share.......  $      .13     $      .15     $      .17     $      .15
  Weighted average
     common shares outstanding(1).........  6,393.....          4,303          3,676          3,676
Year ended December 31, 1996
  Revenue.................................  $   11,052     $   11,571     $   11,664     $   12,273
  Operating income........................         961            878          1,180          1,259
  Net income..............................         474            407            647            491
  Basic net income per common share.......  $      .07     $      .06     $      .10     $      .08
  Weighted average
     common shares outstanding............       6,393          6,393          6,393          6,393

---------------

(1) Reflects the Redemption Transaction completed in April 1997. See Note 4 of the Company's Consolidated Financial Statements.

YEAR 2000 CONSIDERATIONS

     The Company currently is assessing its computer systems to ensure that they are capable of processing periods for the year 2000 and beyond.

                                    BUSINESS

GENERAL

     The Company operates 64 rental-purchase stores primarily under the Rainbow Rentals trade name in Connecticut, Massachusetts, Michigan, New York, Ohio, Pennsylvania, Rhode Island and Tennessee. The Company offers quality, name brand, durable merchandise, including home electronics, furniture, appliances and computers. Generally, rental-purchase merchandise is rented to individuals under flexible agreements that allow customers to own the merchandise after making a specified number of rental payments (ranging from 12 to 24 months). Customers have the option to return the merchandise at any time without further obligation and also have the option to purchase the merchandise at any time during the rental term.

     Based on APRO estimates, the Company believes its stores are among the industry's leaders in average monthly rental rate ("AMRR") on each agreement, in the number of rental-purchase agreements per store and in collection performance. In addition, the Company believes its level of customer referrals and repeat business are among the highest in the industry. The Company believes it has achieved these results by providing an appealing store environment, quality merchandise, personal customer service, experienced associates, decentralized store management and sophisticated management information systems. The Company's higher level of revenues per store also enable it to achieve increased profitability by leveraging a store's fixed costs. Since inception in 1986, the Company has grown primarily through implementation of its growth strategy which includes: opening new stores, growing comparable store revenue and profitability and, to a lesser extent, making opportunistic acquisitions.

INDUSTRY OVERVIEW

     APRO estimated that the rental-purchase industry generated $4.1 billion in revenues and that there were over 2.9 million customers in 1996. The rental-purchase industry is highly fragmented. APRO estimated that there were approximately 7,500 stores in operation at December 31, 1996 with a majority of companies owning fewer than 20 stores and servicing small geographic areas. Management believes the rental-purchase industry's potential market is under-penetrated.

     The industry is experiencing increased consolidation characterized by multi-store companies gaining market share, primarily through acquisition and, to a lesser extent, through internal growth, at the expense of smaller, often highly leveraged, companies. Based on 1996 APRO estimates, the ten largest industry participants accounted for less than 50% of rental-purchase industry stores. The Company believes that growth will be concentrated in those national or regional chains that are well-capitalized, with access to bank or other institutional lenders and, in some instances, the public capital markets. Management believes that the recent trend of consolidation will subside in the near future as the number of acquisition targets declines and that, as a result, industry growth will predominately occur through new store openings.

     The rental-purchase industry provides an alternative to traditional retail installment sales, appealing to individuals with poor or limited credit histories and to individuals with an aversion to debt. Rental-purchase programs permit customers to have immediate possession of products without the assumption of debt. In addition, the industry serves customers having short-term needs or seeking to try products, like computers, before committing to purchase them. Rental-purchase transactions generally include delivery and pick-up service and a repair warranty for the rental term. Most rental-purchase transactions are made on a week-to-week or month-to-month basis and provide customers with the opportunity for outright ownership if the merchandise is rented for a continuous term, generally 12 to 24 months. Customers may cancel agreements at any time without further obligation by returning the merchandise or requesting its pick-up by the store. APRO estimates that approximately four out of five agreements terminate with the product being returned. Returned merchandise is held for re-rental or sale. In large metropolitan areas, most customers live within three miles of their rental-purchase store. Rental payments are generally made in person, in cash or by check, money order or credit card. According to APRO, the AMRR in 1996 for chains with more than 20 stores was approximately $51.

     Companies in the rental-purchase industry generally market to customers with income at or below the median family income level. According to U.S. Census Bureau data, the median family income in 1995 (the latest date for which such information is available) was approximately $34,000. Management believes that the majority of rental-purchase customers are wage-earners.

OPERATING STRATEGY

     The Company's operating strategy is to maintain a high AMRR on its agreements, a high number of rental-purchase agreements per store and a high level of customer referrals and repeat business, all accompanied by a low level of delinquencies. The Company seeks to achieve these objectives by applying the following operating techniques:

          Store Environment. The Company believes it is essential that its stores appeal to its customers and convey a sense of convenience, quality and safety. Company stores are generally located on main arteries, near residential or commercial areas and in strip shopping centers near national discount retailers or grocery stores. The Company generally maintains a uniform store size, color scheme, store layout and display signs. The Company's parking areas and store fronts are well lighted. Stores are intended to provide an appealing retail environment and are modeled to resemble a quality electronics and furniture showroom. The Company believes that the appearance and location of its stores are important factors in attracting and retaining customers.

          Quality Merchandise. The Company's merchandising strategy, "More, Better, Different," is guided by its philosophy of providing its customers with quality, name brand, durable merchandise. The Company believes this type of merchandise attracts customers due to brand awareness and generates excitement by providing customers the opportunity to rent nationally recognized merchandise with popular features. Better quality merchandise generally is more durable in the customers' homes, withstands multiple pickups and deliveries and results in fewer service problems for the Company. The Company's decision to rent quality, name brand, durable merchandise has been instrumental in its ability to secure a high AMRR on its agreements.

          Customer Service. The Company's customer service policy is to treat all customers with "Respect and Dignity." The Company strives to distinguish itself from its competitors through its commitment to customer service and professionalism at every stage of the rental process. Customers are able to initiate transactions and obtain merchandise without visiting a Company store by calling the Company's toll-free telephone number and providing the necessary information over the telephone. The Company employs bilingual associates who are able to facilitate transactions in Spanish. Company associates deliver the merchandise to the customers' homes. The Company imposes few fees in addition to the monthly rental rate. As a result, its customers are able to spend more of their payments on the merchandise. The Company operates a toll-free customer response line during business hours to address any customer concerns. In addition, the Company operates product service centers in most regions to service its products and strives to respond to service requests the next business day after a call. The Company believes its tactic of offering personal customer service minimizes delinquencies and losses and maximizes its repeat and referral business.

          Experienced Associates. The Company's operations and profitability are largely dependent on the services of its executive officers, senior management and store level personnel (collectively, the "associates"). The Company's founding executive officers have worked in the rental-purchase industry for an average of over 18 years and co-founded the Company in 1986. The Company's regional managers and store managers also have extensive experience in the industry and have worked with the Company for an average of approximately 11 years and six years, respectively. The Company has been able to attract and retain its quality associates through compensation and benefits that exceed industry averages and through various ongoing proprietary training programs. Management believes that its associate development programs enhance the Company's operations by ensuring conformity to established operating standards, reducing associate turnover, enhancing associate productivity and improving associate morale.

          Decentralized Management. The Company's decentralized entrepreneurial approach provides store managers with a significant degree of autonomy and accountability. Within guidelines set by the Company, store managers are responsible for: (i) managing the development of customer relationships, the service and collection of accounts, store inventory and growth of number of rental-purchase agreements in their store; and (ii) monitoring store-level financial statements. Performance goals are established for each store and each store manager's incentive compensation is tied to the pre-tax operating earnings of the store (after certain corporate allocations). Store managers, therefore, operate much as "owners" of their own small businesses. Management believes that this decentralized operational structure results in better customer service, enhances personal knowledge of local market conditions and improves collection rates because collections are handled through direct contact with customers. The Company supports its decentralized structure with strong management information systems, internal audit procedures, operating guidelines and experienced associates.

          Management Information Systems. The Company utilizes a flexible, proprietary, Windows NT-based management information system to support its rental activities, to assist in compliance with applicable laws and regulations and to monitor its decentralized store network. This system provides store managers with relevant store-level financial and operating data. In addition, this system provides individual profiles on each of the stores' customers, enabling managers to focus their marketing efforts on a localized and individualized basis. The Company's senior management has immediate access to data from the management information systems that provides them with the ability to analyze performance indicators at the store and corporate level on a daily basis. Management believes that the Company's information system is scalable and will support the Company's growth plan.

GROWTH STRATEGY

     The Company's growth strategy is to accelerate its new store opening program and to increase comparable store revenue and profitability. In addition, the Company will, to a lesser extent, make opportunistic acquisitions.

          New Store Openings. Beginning with six stores in 1986, the Company opened 53 additional stores through March 1, 1998, and has developed a consistent, replicable model for opening new stores. The Company believes the rental-purchase market is significantly under-penetrated and provides substantial new store expansion potential. The Company currently plans to continue opening new stores in current and new markets within the Midwest, Mid-Atlantic and New England states. In investigating a new market, the Company reviews demographic statistics, cost of advertising and the number and nature of competitors. The Company believes that its model for opening new stores has resulted in more predictable growth and greater operational control than is typically achieved through acquisitions. Because the Company's growth strategy emphasizes internal growth primarily through new store openings and, only to a lesser extent, through acquisitions, management believes that the state of the industry presents an opportunity for the Company to capitalize on its demonstrated ability to open new stores.

          Increase Comparable Store Revenue and Profitability. The Company continually strives to increase revenue per store by enhancing individual store operations and offering a new and different product selection. The Company has demonstrated an ability to recognize increasing customer demand for products and to provide such products. For example, the Company recognized its customers' desire for computers and has developed an effective strategy to meet this demand. Accordingly, computers have become a significant percentage of the Company's overall revenues. In addition, the Company is able to achieve increased profitability by leveraging its stores' fixed costs, such as advertising and purchasing, over the higher revenues generated by existing stores and by placing new stores in existing markets.

          Acquisitions. While the majority of the Company's growth is expected to come from opening new stores, the Company also may make fill-in acquisitions on an opportunistic basis and purchase agreements from competitors exiting the business or a particular geographic area. The Company believes that it will have the opportunity to consummate more acquisitions due, in part, to potential store overlap among consolidating competitors.

STORES

     As of March 1, 1998, the Company operated 64 stores in eight states, as set forth in the following table.

                          LOCATION                            NUMBER OF STORES
                          --------                            ----------------
Pennsylvania................................................         18
Ohio........................................................         15
Massachusetts...............................................         10
Tennessee...................................................          6
Michigan....................................................          5
New York....................................................          5
Connecticut.................................................          3
Rhode Island................................................          2

     The following table sets forth the number of stores opened, acquired and consolidated or closed since the Company commenced operations in 1986. Several stores have been enlarged or relocated.

                                                         YEAR ENDED DECEMBER 31,
                            ---------------------------------------------------------------------------------   MARCH 1,
                            1986   1987   1988   1989   1990   1991   1992   1993   1994   1995   1996   1997     1998
                            ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   --------
Stores open at beginning
  of period...............   0       6     15     20     24     28     36     38     42     46     51     55       62
Stores opened.............   6       9      5      4      4      8      2      4      4      0      4      7        2
Stores acquired...........   0       0      0      0      0      0      0      0      0      7*     0      0        0
Stores
  consolidated/closed.....   0       0      0      0      0      0      0      0      0      2      0      0        0
                             --     --     --     --     --     --     --     --     --     --     --     --       --
Stores open at end of
  period..................   6      15     20     24     28     36     38     42     46     51     55     62       64
                             ==     ==     ==     ==     ==     ==     ==     ==     ==     ==     ==     ==       ==

---------------

* The Company acquired ten DTO stores and immediately consolidated three into existing Company stores.

     The Company focuses on internal growth by opening new stores. In investigating a new market, the Company reviews demographic statistics, cost of advertising and the number and nature of competitors. In addition, the Company investigates the regulatory environment of the state in which the new market exists. It is the Company's policy to operate only in those states where there is an absence of unfavorable legislation regarding rental-purchase transactions. The Company has developed a number of criteria that are reviewed prior to choosing a new store location. These criteria include, among others: proximity to national discount retailers or grocery stores, shopping patterns, traffic patterns, accessibility, availability of personnel and proximity to the Company's other stores. The Company seeks to locate its stores on main arteries near residential or commercial areas in strip shopping centers containing national discount retailers or grocery stores. In general, the strip shopping centers in which the Company's stores are located contain large storefronts on street level. This enables potential customers to view and recognize the Company's stores from the street, which the Company believes results in increased recognition of the Company's name.

     The most critical step in the selection of a new store location is a site inspection by senior management. Once the Company's senior management selects a market for a new store, a senior manager investigates a number of potential store locations. The Company's construction manager accompanies a senior manager to several of the most promising store locations to evaluate the construction cost of a particular location and to design the layout of the store.

     In order to enhance the early profitability of its new stores, the Company employs a "new store" supervisor whose sole responsibility is to manage and address issues inherent in new store operations. This supervisor assists new store managers in developing customer relationships, monitoring store financial statements and increasing the number of agreements. Generally, within two years after a store is opened, the store formally joins its geographic region and the regional manager of that particular geographic region assumes oversight of the store.

     The Company has developed a new store format that it utilizes in all new stores. Existing stores are refurbished consistent with this new store format, as necessary. Existing stores are typically remodeled every five years. With this new store format, the Company has modified the store layout by placing the counter near the center of the store to facilitate visibility of the merchandise, by positioning computers close to the counter and ready for customer use, by improving store lighting to enhance in-store viewing of the merchandise and by adding interior graphics, including lithograph images, containing the Company name and product categories. At December 31, 1997, the Company's rental-purchase stores averaged approximately 4,300 square feet.

MERCHANDISE

     The Company's merchandising strategy is to carry a wide variety of quality, name brand, durable merchandise in four major categories, including home electronics, furniture, appliances and computers. Store managers may order merchandise from the Company's authorized product and vendor list, which contains approximately 500 products, with a variety of models and styles. Choices of merchandise reflect the Company's belief that customers want to rent the same quality of merchandise that is available from more traditional retailers, and that customers are willing to pay for value and quality. In addition, by focusing on its manufacturers' mid-point and better range products, the Company avoids frequent service problems associated with inferior products. The effect of offering the "higher end" products is an AMRR in 1996 of approximately $77 and approximately $79 in 1997, which the Company believes is significantly higher than its rental-purchase competitors. The Company purchases merchandise directly from the manufacturers and through distributors, generally at volume price discounts.

     The following table shows the percentage product mix of rentals, based on revenue, by major merchandise category.

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                              1995     1996     1997
                                                              -----    -----    -----
Home Electronics............................................   42.2%    39.1%    36.3%
Furniture...................................................   30.8     29.2     28.1
Appliances..................................................   22.4     22.7     21.4
Computers...................................................    4.6      9.0     14.2
                                                              -----    -----    -----
Total.......................................................  100.0%   100.0%   100.0%
                                                              =====    =====    =====

     Home Electronics. The home electronics offered by the Company include audio/video systems, stereo systems, portable stereos, CD players, video cassette recorders, video cameras, TV/VCR combinations, big screen and traditional size televisions and entertainment centers. Major home electronics brands include Zenith, RCA, Magnavox, JVC and Pioneer. Weekly rental rates for home electronics range from $4.99 to $49.99.

     Furniture. Furniture includes living room and bedroom groups, dinettes, curio cabinets, hutches, recliners, occasional tables, clocks and add-ons such as lamps and paintings. Certain furniture may be special ordered by customers. With these special orders, customers have a choice of fabric, style and product mix. Typically, such orders are delivered within three to four weeks after the order is placed. Major furniture brands include England-Corsair, Ashley, Stoneville, Barn Door and Holland House. Weekly rental rates for furniture range from $4.99 to $34.99.

     Appliances. Appliances include refrigerators, freezers, ranges, microwave ovens, air conditioners and clothes washers and dryers. Whirlpool is the Company's primary vendor of appliances. Weekly rental rates for appliances range from $7.99 to $28.99.

     Computers. The Company began the rental of computers in 1993. Currently, this product category includes computers, printers, fax machines and scanners. The Company believes it derives a greater percentage of rental revenue from computers than any of its rental-purchase competitors. Computer rentals generate higher rental rates per unit than other product categories. As new generations of computers become available, the Company reduces the rental rates and/or rental terms on older models, which make the computers affordable to a customer base that would otherwise be unwilling or unable to afford the higher rates for the new units. In addition, significant training is provided for customers to maintain or increase the utility of the rental computer, and Company associates receive extensive training in marketing personal computers. Major computer brands in this category include Packard Bell, Acer and Canon. Weekly rental rates for computers range from $19.99 to $49.99.

     The Company has elected not to rent certain categories of merchandise, such as pagers, cellular phones and jewelry. The Company believes these products do not conform to its concept of renting durable consumer merchandise and because, in many instances, it is difficult to differentiate value among these items. Moreover, with pagers and cellular phones, revenue is generated primarily from the sale of air time (which is not a part of the Company's business) rather than from the rental of the hardware.

STORE OPERATIONS

     A typical mature store has a store manager, an assistant manager, two or three account managers, one or more full or part-time clerical staff associates and may have a two-person delivery team. The store manager and assistant manager are responsible for the operation of the store. Customers are assigned an account manager who makes deliveries and monitors the accounts. The account manager is responsible for securing timely rental renewal payments and will pick up rental-purchase merchandise, as necessary. The clerical staff records in-store and mailed payments, establishes and maintains customer files and prepares reports necessary to the store's operations. All stores are open Monday through Saturday with evening hours on Friday.

     Store managers are given the authority to make operating decisions and to hire non-management store personnel. Most of a store's inventory is ordered by the store's manager from the Company's authorized product and vendor list. Once ordered, merchandise is drop-shipped directly to each store by the manufacturer or distributor. The Company believes that the latitude granted to its store managers is a key to manager accountability. No approval by the Company's senior management is required to order merchandise, except for non-stock items. With respect to previously rented merchandise, individual store managers may vary the number of months required for full ownership of such merchandise, but generally not the rental rate. The Company has idle inventory standards that are closely monitored and designed to provide for adequate display merchandise without building up excess inventory. In the case of furniture, special delivery schedules have been obtained so that managers have a designated delivery date. All of these factors help keep store inventory as low as possible while maintaining sufficient quantities for store displays and customer deliveries.

     The Company believes open communication with store level management is essential to understanding existing markets, increasing associate morale and retaining associates. In order to facilitate open lines of communication, the Company has formed a network of committees, a majority of whose members are store managers. The Company currently has four committees: the Managers Advisory Committee ("MAC"), the Product/Pricing Committee, the Advertising Committee and the Computer Committee. The MAC consists of top performing store managers and is designed to be a sounding board for new concepts and innovative operational and sales techniques. Each of the Product/Pricing, Advertising and Computer Committees consists of store managers. Committee assignments are for two year terms. These managers have significant impact on their respective committee assignments. In addition, the Company holds store managers' meetings twice annually and all store managers, regional managers, department heads and executive officers are required to attend. Finally, to address regional-specific issues, senior management regularly travels to the individual markets to meet with store associates.

RECRUITING, RETENTION AND TRAINING OF ASSOCIATES

     The rental-purchase industry is management intensive and the success of a rental-purchase store is primarily the result of the store manager's performance. In order to attract and retain quality personnel, the Company endeavors to pay its associates more than the industry average and provides a health benefits package paid entirely by the Company. The Company focuses on promotions from within, and every Company associate has the opportunity to advance due to the Company's growth. All but three current store managers began their careers with the Company as account managers and the three who did not begin their careers with the Company were managers of the DTO stores at the time of its 1995 acquisition by the Company. The Company believes it has among the lowest turnover rate of store managers in the industry, as the Company's managers have been employed by the Company for an average of approximately six years. In addition, the Company's five regional managers have been employed by the Company for an average of approximately 11 years. All associates are trained to provide a high level of personalized customer service and to maintain a professional appearance. Because each customer has the opportunity to terminate an agreement at any time, it is important that the Company maintain a high degree of customer satisfaction.

     In order to recruit quality personnel to staff existing and new stores, the Company employs a personnel manager whose primary responsibility is to coordinate recruiting efforts within the Company's markets. This individual gives presentations regarding Company career opportunities at community colleges and other institutions, coordinates with the career placement offices at the colleges and institutions, receives and reviews resumes and conducts initial telephone interviews. If the personnel manager believes a candidate is qualified for a position with the Company, the personnel manager directs the candidate to the appropriate regional manager for additional evaluation and interviews. This recruiting system has proven adequate to satisfy the Company's on-going staffing requirements and has produced a sufficient number of manager trainee candidates to staff the Company's planned growth.

     The Company places great importance on training quality personnel and believes that its managers are among the best trained in the industry. Store manager candidates, all of whom are assistant managers who have worked for the Company for at least six months, are nominated by their respective store managers. In order to become a store manager, a candidate must be selected by executive officers and senior management and must graduate from the management training program conducted by executive officers and senior management. Classes of candidates for store manager positions are generally comprised of 10 to 12 candidates, and the Company conducts two or three classes per year. The training program is conducted over a six-month period, during which time candidates receive further experience as assistant managers and are frequently tested on class materials. As manager opportunities arise, graduates of the training program are assigned to their own stores.

     After an associate becomes a store manager, the training continues. Twice annually, the Company conducts a managers' meeting at a central location. All store managers, regional managers, department heads and executive management of the Company are required to attend. At such sessions, prior performance is critiqued, operating procedures are reviewed and revised, new merchandise is showcased and managers receive eight to 10 hours of classroom training in the areas of financial management, product information, inventory management, customer service, credit management and other areas of store operations.

     The Company's philosophy is to treat store managers much as "owners" of their stores, and therefore the Company has always provided extensive operational and financial information to store managers. At the end of each year, store managers prepare projections for the upcoming year that must be approved by executive officers and senior management. Each month actual results are compared to projected results, and managers must be able to explain significant discrepancies. Because over 50% of their compensation is based on profitability, store managers are attentive to their store's financial statements and play an active role in the analysis of store performance.

THE RENTAL PROCESS

  Marketing

     The Company uses advertising to introduce and reinforce the benefits of its rental-purchase program to existing and potential customers and to make such customers aware of new products. The Company focuses on direct mail, radio and television advertising that is designed to make existing and prospective customers aware of special promotions and to encourage immediate customer response. Substantially all of the design, production and placement of the Company's advertising is performed by the Company's five member in-house advertising department. The Company advertises in both English and Spanish, making the Company's rental-purchase program and products accessible and understandable to a wider range of customers. The Company currently operates in 21 different advertising markets and seeks to cluster stores, where appropriate, to reach its target markets efficiently. Many of the Company's vendors participate in a co-operative advertising program and contribute a certain portion to the Company's advertising costs.

     Direct mail is used extensively because it allows the Company to target specific zip codes near its stores' locations and those areas where potential customers reside. The Company's advertising department creates color flyers to use as direct mail, which show many products in a menu-like format. In a typical month, the Company distributes approximately 3.5 million color flyers in the targeted zip codes. Television and radio are used in more mature markets where the expense can be spread over a number of stores. The Company's vehicles are adorned with the Company's distinctive color decals, effectively becoming rolling billboards. In addition to mass marketing, several direct marketing tools are employed to solicit the Company's existing customer base. In addition, the Company has developed a preferred customer program, directed at current and past customers, which currently contains approximately 60,000 names. Under this program, special promotions, including significant discounts and new product offerings, are periodically run for these customers to encourage additional rentals.

     The Company attempts to remove as many obstacles as possible to the completion of rental-purchase transactions. Customers are not required to visit the store to initiate transactions. Most of the Company's advertisements, whether direct mail, television or radio, encourage customers to "shop by phone" and feature the Company's toll-free telephone number. When the toll-free number is dialed, the call is automatically routed to the Company store closest to the source of the call. Each product displayed in the Company's direct mailing piece is numbered for easy reference during telephone orders. Store managers and sales associates are trained to explain the rental-purchase program clearly and to obtain orders over the telephone. Customers may give all information required by the order form to a Company representative over the telephone, and once the requisite approval is obtained, delivery is scheduled. The Company initiates a significant number of its customer rental-purchase agreements over the telephone.

  Approval

     Although the Company does not conduct a formal credit review, the Company's order approval process provides a mechanism for qualifying a customer. This process is designed to verify a customer's stability in his or her community and serves as a successful method of loss prevention. The Company's customer qualification process consists of obtaining the customer's name, address, landlord or mortgage holder, source of income and four personal references, two of whom generally must be family members. Information is verified over the telephone by store associates contacting the personal references and other sources. Generally, the Company will verify employment and residence status. Since merchandise is rented rather than purchased, the Company focuses on a customer's credibility, not the customer's credit history. If a customer does not pay promptly, the rental-purchase merchandise is simply returned or picked up. The approval process is designed to take less than one hour.

  The Rental-Purchase Agreement

     The Company strives to make the rental-purchase transaction as simple and as accessible as possible for the customer. This includes providing a complete explanation of the entire rental-purchase program at the beginning of the rental period. An agreement is intended to be straightforward and understandable by a customer and includes the total amount required to be paid for ownership of the merchandise, as well as all other required disclosures. The Company's flexible payment program allows a customer to choose weekly, bi-weekly, semi-monthly or monthly rentals. To facilitate timely payments, the Company attempts to match a customer's payment schedule with his or her wage or other income schedule. At the end of each rental period, a customer will renew the agreement, terminate the agreement or purchase the merchandise. If a customer elects to continue to rent the merchandise, the customer pays the next period's rental. If a customer elects to terminate an agreement, the Company will pick up the merchandise or the merchandise will be returned by the customer and in either case, will be held by the Company for re-rental. If a customer terminates a rental, but subsequently elects to re-rent the same item or a similar item within a designated period of time, the customer generally will be granted a reinstatement of the previously terminated agreement. A customer may purchase a rented product at any time for a price based on a predetermined formula.

     During the term of an agreement, all service and repair is provided by the Company or an authorized manufacturer's service representative at no additional cost to the customer, unless damage is caused by the customer's misuse or abuse. Most products are covered by manufacturers' warranties for varying periods. The Company also provides service and repair for 90 days after the merchandise is purchased by a customer. The Company believes this benefit is not generally offered by its rental-purchase competitors.

     The Company seeks to establish long-term relationships with its customers. Accordingly, unlike many of its rental-purchase competitors, the Company does not require an application fee, nor does it charge for delivery and set-up. The Company does not sell credit life, disability, unemployment, or damage-waiver insurance. The Company charges only two fees: a reinstatement fee if an agreement is terminated and then reinstated and a fee if a Company associate is required to visit the customer's residence to collect a rental payment. By limiting the add-on fees charged, the Company enables its customers to spend more of their payment on the merchandise, which, the Company believes, directly results in higher customer retention and repeat and referral business. Rental income represented approximately 94% to 95% of the Company's total revenue in each of 1996 and 1997.

  Delivery and Installation

     After an order is approved, it is assigned to an account manager. The Company requires that, before merchandise is placed in a customer's residence, the account manager or delivery team must ensure that the customer understands all aspects of the agreement. Accordingly, the forms are explained in detail and each section is initialed by a customer prior to his or her execution of the rental-purchase agreement. The Company believes that a thorough understanding by a customer of all the terms of the agreement is the first step of a successful rental-purchase program. Merchandise is generally delivered by an account manager or a delivery team on the same day that the order is approved, which is generally the same day that the order is received. Deliveries are made in vehicles that are leased new and regularly cleaned and maintained. All vehicles have the Company's logo on the side in order to enhance name recognition in local markets. Vehicles are generally retained for a period of not more than 36 months.

     A delivery of home electronics, appliances or computers includes installation by a Company associate enabling the customer to immediately enjoy the benefits of the product. In addition, the Company offers an initial training session to each customer who rents a personal computer to ensure that he or she will be able to recognize the usefulness and utility of the computer. The Company utilizes individuals in each market to assist customers on an ongoing basis with computer training and troubleshooting at no additional charge. The Company believes these services increase the likelihood that customers will continue renting the merchandise.

     Account managers and delivery associates receive extensive training on many aspects of the rental-purchase transaction, including delivery and installation of products, explanation of agreements and customer service throughout the rental term. Along with two weeks of on-the-job training, all account managers and delivery associates are given a detailed "Account Manager Training Manual" that they are expected to learn and refer to in the performance of their duties. In addition, both account managers and store managers are instructed to follow up with customers after delivery to ensure they are satisfied with the merchandise and installation.

  Account Management

     Once a customer accepts delivery of merchandise, the next priority is ensuring that the customer continues renting and makes all payments in a timely manner. The goal is to treat each customer with respect and dignity because it is the Company's philosophy that "customers will pay you because they want to, not because they have to." Most customers make rental payments in person. This affords the Company an opportunity to enhance the customer relationship, while displaying merchandise for future rentals. A customer pays in cash or by check, money order, or credit card.

     A significant portion of all rental-purchase payments are made without any collection efforts by the Company. If rental payments are not made on or before the agreement renewal date, an account manager first contacts the customer by telephone. If the initial telephone contact does not lead to renewal or return of the merchandise, then the account manager makes a personal visit to the customer. Company procedures require that all account management efforts be performed in a professional and courteous manner. Account managers receive extensive training, and are expected to learn and refer to the "Account Manager Training Manual" in the performance of their duties. In cases where the customer chooses not to renew the agreement, the merchandise is returned to the store and reconditioned for a subsequent re-rental. In cases where the customer refuses to return the merchandise, the Company uses various legal methods to recover the merchandise, including enlisting the personal references which were obtained on the original order form. The Company believes its account management procedures are responsible for its low charge-off rate of 1.8% of net revenues in 1996 and 1997.

MANAGEMENT INFORMATION SYSTEMS AND CONTROLS

     The Company's proprietary computer software programs were originally developed in 1989, have been upgraded, and continue to be upgraded and rewritten by the Company on an ongoing basis in order to meet the Company's information needs and to conform with the Company's philosophy of decentralization and customer management. The Windows NT operating system and Company-wide Intranet provide management with timely operational and financial information and flexibility. In 1996, the Company invested approximately $200,000 to upgrade all of its stores' computers and $250,000 to purchase and install hardware and software at its corporate headquarters. The Company's corporate headquarters operates under a client-server platform, utilizes a proprietary Windows NT-based enterprise software system and licenses its accounting software. In 1997, the Company installed a Company-wide Intranet which enables e-mail communications from the corporate headquarters to the stores and between stores several times daily. The Intranet also allows for a fast and cost effective transfer of data from the stores to the corporate headquarters on a daily basis. The Company believes that both its store and corporate information systems will be able to meet its growth plans.

     The Company's computer system maintains all standard agreements, and all agreements are printed off the system on an as-needed basis at each store. The Company has formatted all documents, including standard agreements, sales material and collection material, to contain "customer-friendly" terminology. In addition, when there is a change in state law, the Company can make modifications on its system to the standard agreements in that particular state and, since the Company does not pre-order its agreements but rather prints them on an as-needed basis, the Company incurs minimal expense as a result of such modification.

     Customer payments are made at or mailed to the individual stores. Such payments are deposited nightly. A record of each transaction is transmitted overnight to the corporate headquarters. Critical data, such as outstanding agreements, idle inventory, revenue, delinquency percentage and cash receipts are available to management the following day on both a store-by-store basis and an aggregate basis. Also, regional managers have remote access to this data each morning by electronically transferring files to their laptop computers.

     On a daily, weekly and monthly basis, reports are generated that provide critical information for each of the Company's products, a detailed accounting of total rent due and collected and customer information. On a monthly basis, store operating results are compared to each other and ranked on 10 critical operating statistics and eight key financial indicators. Operational and profit "Rating Sheets" are generated each month and year to date, store managers are rated and annual awards are given to the top rated stores for each year. In addition, stores are grouped by size and compared to their own group by nine operational and financial statistics.

ACQUISITIONS

     In 1995, the Company acquired the Ohio operations of DTO. The DTO acquisition provided the Company immediate access to three new markets:
Columbus, Dayton and Toledo, Ohio. Three stores in the Cleveland and Akron markets were immediately consolidated into existing Company operations. The DTO operations were significantly below Company standards in such areas as product selection, store size, number of agreements per store and delinquency percentages. The Company introduced its standard merchandise into the remaining seven DTO stores and reduced weekly delinquencies. When the Company purchased the DTO stores, the average number of agreements at the seven DTO stores was
601. At December 31, 1997, the average number of agreements at the seven former DTO stores was 1,001.

COMPETITION

     The Company competes with other national and regional rental-purchase businesses, as well as rental stores that do not offer their customers a purchase option. With respect to customers desiring to purchase merchandise for cash or on credit, the Company competes with department stores, consumer electronic stores and discount stores. Competition is based primarily on product selection and availability, customer service and rental rates and terms. Many of the Company's largest national competitors have significantly greater financial and operating resources and name recognition than the Company. See "Risk
Factors -- Competition."

PERSONNEL

     As of December 31, 1997, the Company had approximately 560 associates, including 365 full-time associates. Approximately 35 associates are located at the Company's corporate headquarters in Canfield, Ohio. None of the Company's associates is represented by a labor union. Management believes its relations with its associates are good.

SERVICE MARKS

     The Company owns the federally registered service marks "Rainbow Rentals" and "Spectrum Rents." Currently some stores located in New York and Tennessee operate under the Spectrum Rents name, and all other stores operate under the Rainbow Rentals name. The Company intends to have all stores operating under the Rainbow Rentals name by 1999. The Company believes that the Rainbow Rentals mark has acquired significant market recognition and goodwill in the communities in which its stores are located.

PROPERTIES

     The Company currently leases all of its 64 stores and its corporate headquarters. The corporate headquarters is leased through January 31, 2006 from a company owned by the current shareholders of the Company. See "Certain Transactions."

     The Company's stores range in size from 2,400 square feet to 6,200 square feet; several of the small stores were acquired in the DTO acquisition effected in 1995. The various lease terms expire between May, 1998 and 2006; many of the leases contain three to five year renewal options. All leases provide for fixed rental amounts and no leases contain percentage rent clauses. The Company believes its policy of renting its stores on short term leases gives it flexibility to respond to shifting customer patterns, changing space requirements and the availability of more desirable locations.

GOVERNMENT REGULATION

  State Regulation

     There are currently 45 states that have legislation regulating rental-purchase transactions, of which 42 require operators to provide certain disclosure to customers regarding the terms of rental-purchase transac-tions, and two states (including one of the 42 states imposing disclosure requirements) which regulate rental-purchase transactions as credit sales subject to interest rate limitations and other consumer lending restrictions. All of the eight states in which the Company operates impose certain contractual and advertising disclosure requirements concerning the nature of rental-purchase transactions and also provide varying levels of substantive consumer protection.

     With some variations in individual states, most state legislation requires the lessor to make prescribed disclosures to customers about agreements and rental-purchase transactions. Such legislation also prescribes grace periods for nonpayment and time periods during which customers may reinstate agreements, prohibits or limits certain types of collection or other practices and, in some instances, limits certain fees that may be charged. Some states, including Michigan and Ohio, limit the total rental payments that can be charged. Such limitations, however, do not become applicable unless the total rental payments required under agreements exceed 200% of the "disclosed cash price" in Ohio or, in Michigan, 2.22 times the price that would have been charged had the product been purchased rather than rented. If the Company opens or acquires new stores in states in which it does not currently operate, the Company will become subject to the rental-purchase laws of such states, if any. The Company operates its stores only in states that have enacted laws specifically regulating rental-purchase transactions. This policy provides the Company with a measure of certainty regarding its legal obligations to its customers. There can be no assurance against the enactment of new or revised rental-purchase laws that would have a material adverse effect on the Company. See "Risk Factors -- Government Regulation."

     North Carolina, Wisconsin and Minnesota regulate rental-purchase transactions as credit sales subject to consumer lending restrictions. North Carolina and Minnesota subject rental-purchase transactions to implied interest rate or finance charge limitations. In addition, recent court decisions in New Jersey have created a legal environment in that state which is prohibitive to rental-purchase transactions. The Company does not operate in, nor does the Company intend to operate in, any of these four states.

  Federal Legislation

     No federal legislation has been enacted regulating or otherwise governing rental-purchase transactions. From time to time legislation has been introduced in Congress that would regulate rental-purchase transactions including legislation that would subject rental-purchase transactions to implied interest rate, finance charge and fee limitations, as well as the Federal Truth in Lending Act. Recently, two bills have been introduced in Congress that would regulate the rental-purchase industry. One of the bills is supported by APRO and mandates certain disclosures to customers similar to those required by most state legislation. The Company does not believe that this bill, if enacted, would have a material adverse effect upon the Company's operations. The other bill includes certain credit sale requirements and would subject rental-purchase transactions to implied interest rate, finance charge and fee limitations, as well as the Federal Truth in Lending Act, the Equal Credit Opportunity Act, the Fair Debt Collection Practices Act and the Fair Credit Reporting Act. Any such federal legislation, if enacted, could have a material adverse effect on the Company and would require the Company to reposition itself as a rent-to-rent business. See "Risk Factors -- Government Regulation."

  Certain Tax Issues

     The Company uses the units of activity method of depreciation for financial reporting purposes. Under the units of activity method, which is widely used in the industry, rental-purchase merchandise is depreciated as revenue is collected. Rental-purchase merchandise is not depreciated during periods when it is not on rent therefore not generating rental revenue. The Tax Relief Act of 1997 mandates the use of the three-year Modified Accelerated Cost Recovery System ("MACRS") as the depreciation method for tax purposes of rental-purchase merchandise purchased after August 5, 1997. As a result, the Company adopted the three-year MACRS method for tax book purposes beginning with rental-purchase merchandise purchased after August 5, 1997. The change caused no material change in prior periods' earnings and the Company believes this change will not significantly impact the Company's financial condition or results of operations in the future. The Company continues to use the units of activity method of depreciation for financial reporting purposes in keeping with industry convention. For additional information regarding the Company's method of depreciating rental-purchase merchandise, see "Management's Discussion and Analysis of Financial Conditions" and "Results of Operations -- Components of Income and Expenses."

LEGAL PROCEEDINGS

     In the ordinary course of business, the Company is party to various legal actions that it believes are ordinary in nature and incidental to the operation of its business. In the opinion of the Company the outcome of the proceedings to which it is currently a party will not have a material adverse effect upon its operations or financial condition.

                                   MANAGEMENT

DIRECTORS AND OFFICERS

     The following table lists the executive officers, directors and director designees of the Company, their ages and offices:

                   NAME                     AGE                      OFFICE
                   ----                     ---                      ------
Wayland J. Russell........................  46     Chairman of the Board of Directors and
                                                   Chief Executive Officer
Lawrence S. Hendricks.....................  40     Chief Operating Officer and Director
Michael J. Viveiros.......................  42     President and Director
Michael A. Pecchia........................  37     Chief Financial Officer and Secretary
 ..........................................
                                                   Director Designee(1)
 ..........................................
                                                   Director Designee(1)

---------------

(1)                and                have consented to become members of the
    Board of Directors immediately following completion of the Offering.

     All directors hold office until the next annual meeting of shareholders or the election and qualification of their successors. Executive officers are elected by and serve at the discretion of the Board of Directors until their successors are duly chosen and qualified. The Board of Directors has, in anticipation of the Offering, been increased from three members to five members. None of the above-named director designees is an employee of the Company.

     WAYLAND J. RUSSELL, a co-founder of the Company, has been its Chairman of the Board of Directors and Chief Executive Officer since February 1997, having previously served as the Company's President since its inception in 1986. He has been a director of the Company since 1986. Mr. Russell began his career in the rental-purchase business in 1977 as a store manager for Remco, Inc. He joined Rent-A-Center, Inc. in 1980 as an Operations Manager. Two years later, he resigned to start his own rental-purchase operation, which he sold to Crown Leasing Corp. in 1983. Following such sale, he held several positions with Crown Leasing Corp., the last as Vice President in charge of Personnel and Operations until April 1986.

     LAWRENCE S. HENDRICKS, a co-founder of the Company, has been Chief Operating Officer of the Company since February 1997, having previously served as Vice President for Store Operations since the Company's inception in 1986. He has been a director of the Company since 1986. From 1982 through April 1986, Mr. Hendricks held various positions with Crown Leasing Corp., the last as a Regional Manager.

     MICHAEL J. VIVEIROS, a co-founder of the Company, has been President of the Company since February 1997, having previously served as Vice President since the Company's inception in 1986. He has been a director of the Company since 1986. Mr. Viveiros began his career in the rental-purchase business as an Assistant Manager with Crown Leasing Corp. and received several promotions therefrom, the last to Regional Manager.

     MICHAEL A. PECCHIA, a certified public accountant, has been the Chief Financial Officer of the Company since February 1997, having previously served from 1991 through 1997 as the Company's Treasurer and Secretary. Mr. Pecchia also served as a director of the Company from February 1997 to the effective date of this Prospectus. Prior to joining the Company, Mr. Pecchia was a manager with Hill, Barth and King, CPA, a regional certified public accounting firm headquartered in Youngstown, Ohio, which he joined in January 1983.

                    has consented to become a director of the Company upon completion of the Offering.

                    has consented to become a director of the Company upon completion of the Offering.

BOARD COMMITTEES AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS

     Previously, the Board of Directors had no committees. Decisions concerning compensation of executive officers in 1997 were made by the executive officers. Immediately after the Offering, the Company will establish two committees: (i) a Compensation Committee to make recommendations to the Board concerning salaries, incentive compensation and stock option grants for employees and consultants to the Company; and (ii) an Audit Committee to review the results and scope of the audit and other services provided by the Company's independent auditors and to recommend and approve the selection of the auditors. Messrs. Russell and the two
director designees,             and             , are members of the Audit and
Compensation Committee.

EXECUTIVE COMPENSATION

     The following table sets forth certain information with respect to the compensation earned during the year ended December 31, 1997 by the Chief Executive Officer and each of the other executive officers of the Company whose compensation exceeded $100,000.

                           SUMMARY COMPENSATION TABLE

                                                  ANNUAL COMPENSATION
                                         --------------------------------------
               NAME AND                                          OTHER ANNUAL         ALL OTHER
          PRINCIPAL POSITION              SALARY      BONUS     COMPENSATION(1)    COMPENSATION(2)
          ------------------             --------    -------    ---------------    ---------------
Wayland J. Russell.....................  $278,250    $14,000        $26,458            $7,917
Lawrence S. Hendricks..................   208,687     10,500         17,633             7,917
Michael J. Viveiros....................   208,687     10,500         23,069             7,917

---------------

(1) Includes the value of perquisites, reported as taxable wages for 1997. The amount of perquisites for each of the above-named executive officers is not expected to exceed SEC-reporting thresholds for 1998 and subsequent years.

(2) Amount represents contribution to the Company's 401(k) Plan.

STOCK OPTION PLAN

     The Rainbow Rentals, Inc. 1998 Stock Option Plan (the "Option Plan") was adopted by the Board of Directors and approved by the shareholders of the
Company effective April   , 1998. Pursuant to the provisions of the Option Plan,
employees of the Company may be offered the opportunity to acquire shares of Common Stock by the grant of stock options ("Options"), including both incentive stock options ("ISOs"), within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and nonqualified stock options ("NQSOs"). Consultants and directors of the Company may receive only NQSOs under the Option Plan. A total of 400,000 shares of Common Stock have been reserved for issuance upon the exercise of Options under the Option Plan. The purchase price of a share of Common Stock pursuant to an ISO shall not be less than the fair market value of a share of Common Stock at the grant date. The purchase price of a share of Common Stock pursuant to a NQSO may be less than the fair market value of a share of Common Stock. As of the date of this Prospectus, no Options have been granted under the Option Plan. The director designees will each receive
Options to purchase      shares of Common Stock under the Option Plan upon their
appointment to the Board, immediately following the Offering.

DIRECTORS' FEES

     Following completion of the Offering, the Company intends to pay each
outside director a fee of $          for up to four meetings per year, together
with reimbursement of out-of-pocket expenses incurred in connection with the directors' attendance at such meetings. In addition, each outside director will
receive $          per meeting for each meeting attended in excess of four per year. No additional compensation is to
be paid for committee meetings held on the same day as a Board of Directors' meeting. Officers of the Company who are also directors receive no additional compensation for serving as directors.

                              CERTAIN TRANSACTIONS

     Mr. Russell and his spouse have personally guaranteed the secured Credit Facility provided by Bank of America Illinois. Proceeds of the Offering will be used to reduce the indebtedness owed under the Credit Facility.

     The Company's headquarters facility is leased from an entity owned by the Company's existing shareholders under a ten-year triple-net lease, with three two-year options, at a current annual rent of $109,264. The Company believes that the rental is at market rate and that the other provisions of the lease are on terms no less favorable to the Company than could be obtained from unrelated parties. The Company has adopted a policy that future transactions with affiliates, if any, will be on terms no less favorable than could be obtained from unrelated parties.

     Mr. Russell has personally loaned certain amounts to the Company since the Company's inception in 1986. At December 31, 1995 and December 31, 1996, the amount of such indebtedness was $215,000 and $159,000, respectively. The Company satisfied this obligation in full as of December 31, 1997.

     Alex Russell, the father of Mr. Wayland Russell, personally loaned the Company $142,000 pursuant to a promissory note dated December 17, 1991. The Company satisfied this obligation in full as of December 31, 1997.

     For several years, the Company has made significant contributions to charitable organizations, including organizations for which directors and officers serve or have served as trustees or officers. The aggregate amount of charitable contributions was approximately $227,000, $243,000 and $208,000 in 1995, 1996 and 1997 respectively, and the amount of contributions for 1998 will be approximately $230,000.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following sets forth certain information with respect to the ownership of the Company's Common Stock on the date of this Prospectus and to reflect the sale of the shares pursuant to the Offering. Unless otherwise indicated below, the persons named below have the sole voting and investment power with respect to the number of shares set forth opposite their names.

                                                 SHARES BENEFICIALLY OWNED    SHARES BENEFICIALLY OWNED
                                                     PRIOR TO OFFERING            AFTER OFFERING(2)
                                                 -------------------------    -------------------------
          NAME OF BENEFICIAL OWNER(1)              NUMBER      PERCENTAGE       NUMBER      PERCENTAGE
          ---------------------------            ----------    -----------    ----------    -----------
Wayland J. Russell.............................  2,716,875         73.9%      2,716,875         45.8%
Lawrence S. Hendricks..........................    639,240         17.4         639,240         10.8
Michael J. Viveiros............................    319,620          8.7         319,620          5.4
All executive officers, directors and director
  designees as a group (six persons)...........  3,675,735        100.0%      3,675,735         62.0%

---------------
(1) Unless otherwise indicated, the address for all persons listed above is c/o Rainbow Rentals, Inc., 3711 Starr Centre Drive, Canfield, Ohio 44406.

(2) Assumes that the over-allotment option is not exercised by the Underwriters. Messrs. Russell, Hendricks and Viveiros have granted the Underwriters a 30-day option to purchase the following number of additional shares of Common Stock, solely for the purpose of covering over-allotments: Mr. Russell, 182,500; Mr. Hendricks, 91,000; and Mr. Viveiros, 64,000. If the option is exercised, the percentage of shares owned after the Offering will be 42.8% for Mr. Russell, 9.3% for Mr. Hendricks, and 4.3% for Mr. Viveiros.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the Offering, there has been no public market for the Common Stock. No predictions can be made as to the effect, if any, that future sales of Common Stock, and issuance of options to acquire shares of Common Stock, or the availability of shares of Common Stock for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales may occur, could have a material adverse effect on the market price of the Common Stock. See "Risk Factors -- Shares Eligible for Future Sale" and "Management -- Stock Option Plan."

     Upon the consummation of the Offering, the Company will have 5,925,735 shares of Common Stock outstanding. Of these shares, the 2,250,000 shares of Common Stock sold by the Company in the Offering will be freely tradeable without restriction or further registration under the Securities Act, unless held by an "affiliate" of the Company (as that term is defined under the Securities Act). Any such affiliate will be subject to the resale limitations of Rule 144 adopted under the Securities Act. The remaining 3,675,735 shares of Common Stock outstanding are "restricted securities" for purposes of Rule 144 and are held by "affiliates" of the Company within the meaning of Rule 144 under the Securities Act. Restricted securities may not be resold in a public distribution except in compliance with the registration requirements of the Securities Act or pursuant to an exemption therefrom, including the exemptions provided by Rule 144.

     In general, under Rule 144, a person (or persons whose shares are aggregated), including a person who may be deemed to be an "affiliate" of the Company, is entitled to sell within any three-month period a number of shares beneficially owned for at least one year that does not exceed the greater of (i) 1.0% of the then outstanding shares of Common Stock or (ii) the average weekly trading volume of the outstanding shares of Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and the availability of current public information about the Company. However, a person (or persons whose shares are aggregated) who is not an "affiliate" of the Company during the 90 days preceding a proposed sale by such person and who has beneficially owned "restricted securities" for at least two years is entitled to sell such shares under Rule 144 without regard to the volume, manner of sale or notice requirements.

     The Company and each of its executive officers, directors and shareholders have entered into lock-up agreements with the Representatives, pursuant to which they have agreed not to, directly or indirectly, sell, offer to sell, contract to sell, solicit an offer to buy, grant any option for the purchase or sale of, assign, pledge, distribute or otherwise transfer, dispose of or encumber (or make any announcement with respect to any of the foregoing), any of their shares of Common Stock (other than those being sold pursuant to this Offering) or any options, rights, warrants or other securities convertible into or exercisable or exchangeable for shares of Common Stock or evidencing any right to purchase or subscribe for shares of Common Stock for a period of 180 days following the date of this Prospectus without the prior written consent of The Robinson-Humphrey Company, LLC.

     The Company has reserved 400,000 shares of Common Stock for issuance under
its Option Plan. Currently, there are      options granted. See
"Management -- Stock Option Plan." The Company intends to file a registration statement on Form S-8 under the Securities Act to register all of the shares of Common Stock reserved for issuance under the Option Plan. Such registration statement is expected to be filed as soon as practicable after the date of the Offering and will automatically become effective upon filing. Shares of Common Stock issued under the Option Plan after the registration statement is filed may thereafter be sold in the public market, subject, in the case of the various holders, to the Rule 144 volume limitations applicable to affiliates, the lock-up agreement described above and any transfer or vesting restrictions imposed on the date of the grant.

                          DESCRIPTION OF CAPITAL STOCK

     The following summary description of the capital stock of the Company is qualified in its entirety by reference to the Company's Amended and Restated Articles of Incorporation (the "Articles") and Amended and Restated Code of Regulations (the "Regulations"), each to become effective upon consummation of the Offering and each filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

     The Company's authorized capital stock consists of 10,000,000 shares of Common Stock, without par value, 1,000,000 Voting Preferred Shares, without par value and 1,000,000 Non-Voting Preferred Shares, without par value.

COMMON STOCK

     Holders of shares of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders. Shareholders have no right to cumulate their votes in the election of directors. The holders of shares of Common Stock have no preemptive or other rights to subscribe for additional shares. All outstanding shares of Common Stock are, and those offered hereby will be, validly issued, fully paid and nonassessable. Subject to preferences that may be applicable to holders of any outstanding Preferred Shares, holders of shares of Common Stock are entitled to such dividends as may be declared by the Board of Directors out of funds legally available therefor. Upon liquidation, dissolution or winding-up of the Company, the assets legally available for distribution to shareholders are distributable ratably among the holders of outstanding Common Stock, subject to prior distribution rights of creditors of the Company and to the preferential rights of any outstanding Preferred Shares.

     At present, there is no established trading market for the Common Stock. The Common Stock is expected to be approved for inclusion in the Nasdaq National Market under the symbol "RBOW".

     The transfer agent and registrar for the Common Stock is National City Bank, Cleveland, Ohio.

PREFERRED SHARES

     The Company's Articles provide that, subject to certain limitations prescribed by law, the Board of Directors, without further action by the shareholders, may issue up to an aggregate of 1,000,000 Voting Preferred Shares and up to an aggregate of 1,000,000 Non-Voting Preferred Shares (together, without distinction, the "Preferred Shares") in one or more series and may fix or alter the relative, participating, optional or other rights, preferences, privileges and restrictions, including the redemption provisions (including sinking fund provisions), dividend rights, dividend rates, liquidation preferences and conversion rights and the description of and number of shares constituting any wholly unissued series of Preferred Shares. The Board of Directors, without further shareholder approval, can issue Preferred Shares with conversion rights, which could adversely affect the voting power of the holders of Common Stock. Voting Preferred Shares vote together with Common Stock as one class on all matters, except where a class vote is required by law. No Preferred Shares are presently outstanding and the Company currently has no plans to issue Preferred Shares. These additional Preferred Shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate corporate acquisitions. The issuance of Preferred Shares in certain circumstances may have the effect of delaying or preventing a change of control of the Company without further action by the shareholders, may discourage bids for the Company's Common Stock at a premium over the market price and may adversely affect the market price and the voting and other rights of the holders of Common Stock.

LIMITATION OF DIRECTOR LIABILITY

     Under Ohio law, a director's liability to the Company or its shareholders for damages is limited to only those situations where it is proved by clear and convincing evidence that the director's action or failure to act was undertaken with deliberate intent to cause injury to the Company or undertaken with reckless disregard for the best interests of the Company, and those situations involving unlawful loans, asset distributions, dividend payments or share repurchases. As a result, shareholders may be unable to recover monetary damages against directors for actions which constitute gross negligence or which are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions.

     The Company's Regulations contain provisions indemnifying Directors and officers of the Company to the fullest extent permitted by law and providing for the advancement of expenses incurred in connection with an action upon the receipt of an appropriate undertaking to repay said amount if it is determined that the individual in question is not entitled to indemnification.

CERTAIN PROVISIONS OF OHIO LAW

     As an Ohio corporation, the Company is subject to certain provisions of Ohio law which may discourage or render more difficult an unsolicited takeover of the Company. Among these are provisions that: (i) prohibit certain mergers, sales of assets, issuances or purchases of securities, liquidation or dissolution, or reclassification of the then outstanding shares of an Ohio corporation involving certain holders of stock representing 10% or more of the voting power, unless such transactions are either approved by the Directors in office prior to the 10% shareholder becoming such or involve a 10% shareholder which has been such for at least three years and certain requirements related to the price and form of consideration to be received by shareholders are met; and
(ii) provide Ohio corporations with the right to recover profits realized under certain circumstances by persons engaged in "greenmailing" or who otherwise sell securities of a corporation within 18 months of proposing to acquire such corporation.

     In addition, pursuant to Section 1701.831 of the Ohio Revised Code, the purchase of certain levels of voting power of the Company (one-fifth or more, one-third or more, or a majority) can be made only with the prior authorization of the holders of at least a majority of the total voting power of the Company and the separate prior authorization of the holders of at least a majority of the voting power held by shareholders other than the proposed purchaser, officers of the Company and Directors of the Company who are also employees. In light of the fact that, upon completion of the Offering, the three current shareholders of the Company will own over 50% of the Company's outstanding shares of Common Stock, acquisition of the foregoing levels of voting power by third parties may not be possible unless the current shareholders vote in favor thereof.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement (the "Underwriting Agreement"), among the Company and the Underwriters named below (the "Underwriters"), the Company has agreed to sell to each of the Underwriters, and each of the Underwriters, for whom The Robinson-Humphrey Company, LLC, Dain Rauscher Incorporated and SunTrust Equitable Securities Corporation are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company, the number of shares of Common Stock set forth opposite their respective names. The Underwriters are committed to purchase all of such shares if any are purchased. Under certain circumstances, the commitments of non-defaulting Underwriters may be increased as set forth in the Underwriting Agreement.

                                                               NUMBER
                        UNDERWRITERS                          OF SHARES
                        ------------                          ---------
The Robinson-Humphrey Company, LLC..........................
Dain Rauscher Incorporated..................................
SunTrust Equitable Securities Corporation...................
                                                              ---------
          Total.............................................  2,250,000
                                                              =========

     The Representatives have advised the Company that the Underwriters propose to offer the Common Stock directly to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at
such price less a concession not in excess of $          per share. The
Underwriters may allow, and such dealers may reallow, a concession not in excess
of $          per share in sales to certain other dealers. After the Offering, the public offering price and other selling terms may be changed.

     The Selling Shareholders have granted to the Underwriters an option, exercisable by the Representatives for 30 days after the date of the Prospectus, to purchase up to an additional 337,500 shares of Common Stock at the initial public offering price less the underwriting discount. Such option may be exercised solely to cover over-allotments, if any. To the extent the Representatives exercise such option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by each of them as shown in the table above bears to the 2,250,000 shares of Common Stock offered hereby.

     Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price for the Common Stock was determined through negotiations among the Company and the Representatives and was not based upon any independent appraisal or valuation of the Company. Among the factors which were considered in making such determination were prevailing market and general economic conditions, the market capitalization of publicly-traded companies that the Company and the Representatives believed to be comparable to the Company, the revenues and earnings of the Company in recent periods, the experience of the Company's management, the economic characteristics of the business in which the Company competes, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant.

     The Underwriters do not intend to confirm sales of Common Stock to any account over which they exercise discretionary authority. The Representatives intend to make a market in the Common Stock after completion of the Offering.

     In connection with the Offering, the Company's officers and directors and its shareholders have agreed that, during a period of 180 days from the date of this Prospectus, such holders will not, without the prior written consent of The Robinson-Humphrey Company, LLC, directly or indirectly, offer, sell, contract to sell, grant any option with respect to, pledge, hypothecate or otherwise dispose of, any shares of Common Stock except for a bona fide gift provided that the donee agrees to be bound by the terms of the donor's lockup agreement. In addition, the Company has agreed that, during a period of 180 days from the date of this Prospectus, the Company will not, without the prior written consent of The Robinson-Humphrey Company, LLC, directly or indirectly, offer, sell, contract to sell, grant any option with respect to, pledge, hypothecate or otherwise dispose of any shares of Common Stock except for shares of Common Stock to be issued in the Offering and upon the exercise of stock options which are issued under the Company's Stock Option Plan.

     The Company and, if the over-allotment option is exercised, the Selling Shareholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

     The Representatives, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when shares of Common Stock originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The legality of the shares of Common Stock offered hereby will be passed upon for the Company by Kahn, Kleinman, Yanowitz & Arnson Co., L.P.A., Cleveland, Ohio. Certain legal matters will be passed upon for the Underwriters by Nelson Mullins Riley & Scarborough L.L.P., Atlanta, Georgia.

                                    EXPERTS

     The consolidated financial statements of Rainbow Rentals, Inc. and subsidiary as of December 31, 1996 and 1997, and for each of the years in the three-year period ended December 31, 1997, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain items of which are omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company or the Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed as a part thereof. Statements contained in this Prospectus regarding the contents of any contract or any other document are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or other document filed as an exhibit to such Registration Statement. The Registration Statement, including exhibits thereto, may be inspected, without charge, and copies of all or any part thereof may be obtained upon payment of prescribed fees at the public reference facilities of the Commission, maintained by the Commission at its principal office located at 450 Fifth Street, N.W., Washington, D.C. 20549, the New York Regional Office located at Seven World Trade Center, 13th Floor, New York, New York 10048 and the Chicago Regional Office located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http:\\www.sec.gov.

     The Company intends to furnish its shareholders with annual reports containing financial statements audited by independent accountants and with quarterly reports containing unaudited financial information for each of the first three quarters of each fiscal year.

                      RAINBOW RENTALS, INC. AND SUBSIDIARY

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report................................   F-2

Consolidated Balance Sheets
  December 31, 1996 and 1997................................   F-3

Consolidated Statements of Income
  Years ended December 31, 1995, 1996, and 1997.............   F-4

Consolidated Statements of Shareholders' Equity
  Years ended December 31, 1995, 1996, and 1997.............   F-5

Consolidated Statements of Cash Flows
  Years ended December 31, 1995, 1996, and 1997.............   F-6

Notes to Consolidated Financial Statements..................   F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Rainbow Rentals, Inc.:

     We have audited the accompanying consolidated balance sheets of Rainbow Rentals, Inc. and subsidiary (Company) as of December 31, 1996 and 1997, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rainbow Rentals, Inc. and subsidiary as of December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.


/S/ KPMG Peat Marwick LLP
KPMG Peat Marwick LLP


Cleveland, Ohio
March 13, 1998, except as to Note 12,
  which is as of March 23, 1998

                      RAINBOW RENTALS, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1996 AND 1997

                                                                1996         1997
                                                              ---------    ---------
                                                              (DOLLARS IN THOUSANDS)
                           ASSETS
Current assets
  Cash......................................................   $   472      $    77
  Short-term investments....................................        27           --
  Rental-purchase merchandise, net (note 2).................    19,740       23,411
  Prepaid expenses and other current assets.................       494          771
  Income tax receivable (note 6)............................        --          399
  Deferred income taxes (note 6)............................        14           --
                                                               -------      -------
     Total current assets...................................    20,747       24,658
Property and equipment, net (note 3)........................     3,620        3,441
Deferred income taxes (note 6)..............................       819        1,041
Other assets, net (notes 10 and 11).........................       215        2,100
                                                               -------      -------
     Total assets (note 4)..................................   $25,401      $31,240
                                                               =======      =======

            LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Current installments of long-term debt (note 4)...........   $   333      $    --
  Current installments of obligations under capital leases
     (note 7)...............................................        --           80
  Accounts payable..........................................     1,917        1,000
  Accrued income taxes (note 6).............................       232          129
  Accrued compensation and related costs....................       942        1,091
  Other liabilities and accrued expenses....................       993        1,563
  Deferred income taxes (note 6)............................        --        1,201
  Notes payable (note 5)....................................       132           --
  Note payable to shareholder (note 5)......................       159           --
                                                               -------      -------
     Total current liabilities..............................     4,708        5,064
Long-term debt, excluding current installments (note 4).....     9,226       12,464
Notes payable (note 4)......................................        --       10,488
Obligations under capital leases, excluding current
  installments (note 7).....................................        --          171
                                                               -------      -------
     Total liabilities......................................    13,934       28,187
Shareholders' equity (notes 4, 11 and 12)
  Serial preferred stock, no par value, 2,000,000 shares
     authorized, none issued................................        --           --
  Common stock, no par value; 10,000,000 shares authorized,
     6,392,610 and 3,675,735 shares issued and outstanding
     at December 31, 1996 and 1997, respectively............        60           60
  Retained earnings.........................................    11,407       14,088
  Treasury stock, -0- and 2,716,875 common shares at
     December 31, 1996 and 1997, respectively, at cost......        --      (11,095)
                                                               -------      -------
     Total shareholders' equity.............................    11,467        3,053
Commitments (note 7)........................................
                                                               -------      -------
     Total liabilities and shareholders' equity.............   $25,401      $31,240
                                                               =======      =======

See accompanying notes to consolidated financial statements.

                      RAINBOW RENTALS, INC. AND SUBSIDIARY

                       CONSOLIDATED STATEMENTS OF INCOME

                 YEARS ENDED DECEMBER 31, 1995, 1996, AND 1997

                                                               1995       1996       1997
                                                              -------    -------    -------
                                                              (DOLLARS IN THOUSANDS, EXCEPT
                                                                   PER SHARE AMOUNTS)
Revenue
  Rental revenue............................................  $39,721    $43,815    $52,153
  Fees......................................................    1,151      1,284      1,588
  Merchandise sales.........................................    1,687      1,461      1,587
                                                              -------    -------    -------
          Total revenues....................................   42,559     46,560     55,328
Operating expenses
  Merchandise costs
     Depreciation and other merchandise costs...............   15,428     16,351     19,145
     Amortization of acquired rental-purchase agreements....      807        652         --
                                                              -------    -------    -------
          Total merchandise costs...........................   16,235     17,003     19,145
  Store operating expenses
     Salaries and related expenses..........................    9,136      9,655     11,532
     Occupancy expenses.....................................    3,092      3,416      4,068
     Advertising expenses...................................    2,576      2,837      3,283
     Other store expenses...................................    4,746      5,437      6,554
                                                              -------    -------    -------
          Total store operating expenses....................   19,550     21,345     25,437
                                                              -------    -------    -------
          Total merchandise costs and store operating
            expenses........................................   35,785     38,348     44,582
  General and administrative expenses (notes 5 and 11)......    3,216      3,934      3,946
                                                              -------    -------    -------
          Total operating expenses..........................   39,001     42,282     48,528
                                                              -------    -------    -------
          Operating income..................................    3,558      4,278      6,800
Interest expense............................................      898        834      1,822
Other expense, net..........................................      183        453        329
                                                              -------    -------    -------
          Income before income taxes........................    2,477      2,991      4,649
Income taxes (note 6).......................................    1,253        972      1,968
                                                              -------    -------    -------
          Net income........................................  $ 1,224    $ 2,019    $ 2,681
                                                              =======    =======    =======
Basic net income per common share (note 12).................  $   .19    $   .32    $   .59
                                                              =======    =======    =======

See accompanying notes to consolidated financial statements.

                      RAINBOW RENTALS, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                 YEARS ENDED DECEMBER 31, 1995, 1996, AND 1997

                                                                                        TOTAL
                                                  COMMON    RETAINED    TREASURY    SHAREHOLDERS'
                                                  STOCK     EARNINGS     STOCK         EQUITY
                                                  ------    --------    --------    -------------
                                                              (DOLLARS IN THOUSANDS)
Balance at December 31, 1994....................   $ 60     $ 8,164     $     --      $  8,224
  Net income....................................     --       1,224           --         1,224
                                                   ----     -------     --------      --------
Balance at December 31, 1995....................     60       9,388           --         9,448
  Net income....................................     --       2,019           --         2,019
                                                   ----     -------     --------      --------
Balance at December 31, 1996....................     60      11,407           --        11,467
  Net income....................................     --       2,681           --         2,681
  Acquisition of 2,716,875 common shares (notes
     4 and 11)..................................     --          --      (11,095)      (11,095)
                                                   ----     -------     --------      --------
Balance at December 31, 1997....................   $ 60     $14,088     $(11,095)     $  3,053
                                                   ====     =======     ========      ========

See accompanying notes to consolidated financial statements.

                      RAINBOW RENTALS, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                 YEARS ENDED DECEMBER 31, 1995, 1996, AND 1997

                                                                1995        1996        1997
                                                              --------    --------    --------
                                                                   (DOLLARS IN THOUSANDS)
Cash flows from operating activities
  Net income................................................  $  1,224    $  2,019    $  2,681
  Reconciliation of net income to net cash provided by
    operating activities
    Depreciation of property and equipment and amortization
       of loan fees, customer rental agreements, noncompete
       and consulting agreements............................     2,162       2,024       1,858
    Depreciation of merchandise inventory...................    13,490      14,475      16,994
    Deferred income taxes...................................      (276)       (335)        993
    (Gain) loss on disposal of property and equipment.......        --         120         (18)
    Purchases of merchandise inventory......................   (17,134)    (20,546)    (22,499)
    Merchandise inventory disposed, net.....................     1,746       2,092       1,834
    (Increase) decrease in
       Short-term investments...............................        --          (2)         27
       Prepaid expenses and other current assets............      (228)        179        (277)
       Income tax receivable................................      (314)        314        (399)
    Increase (decrease) in
       Accounts payable.....................................       729         571        (917)
       Accrued income taxes.................................       (78)        232        (103)
       Accrued compensation and related costs...............         7         298         149
       Other liabilities and accrued expenses...............       371         150         570
                                                              --------    --------    --------
         Net cash provided by operating activities..........     1,699       1,591         724
                                                              --------    --------    --------
Cash flows from investing activities
  Purchase of property and equipment, net...................    (1,359)     (2,371)     (1,106)
  Proceeds on the sale of property and equipment............        --           3         250
  Acquisition of assets (note 8)............................    (2,007)         --          --
  Other, net................................................       (51)        (30)          9
                                                              --------    --------    --------
         Net cash used in investing activities..............    (3,417)     (2,398)       (847)
                                                              --------    --------    --------
Cash flows from financing activities
  Proceeds from long-term debt borrowings...................    46,645      53,644      63,827
  Current installments and repayments of long-term debt.....   (44,843)    (52,379)    (60,922)
  Increase (decrease) in notes payable......................         7         (66)       (291)
  Loan origination fees paid................................      (107)        (63)       (147)
  Payment in connection with Redemption Agreement (note
    11).....................................................        --          --      (2,700)
  Principal payments under capital lease obligations........        --          --         (39)
                                                              --------    --------    --------
    Net cash provided by (used in) financing activities.....     1,702       1,136        (272)
                                                              --------    --------    --------
Net increase (decrease) in cash.............................       (16)       (329)       (395)
Cash at beginning of year...................................       159         143         472
                                                              --------    --------    --------
Cash at end of year.........................................  $    143    $    472    $     77
                                                              ========    ========    ========
Supplemental cash flow information:
  Net cash paid during the year for
    Interest................................................  $    896    $    795    $  1,066
    Income taxes............................................     2,007         884       1,477
Supplemental disclosures of noncash financing activities:
  As discussed in notes 4, 10, and 11, in connection with
    the 1997 repurchase of 2,716,875 common shares, the
    Company entered into notes payable of $10,488 and
    recorded other assets totaling $2,093.
  The noncash addition for vans under capital leases of $290
    (note 7) has been excluded from purchases of property
    and equipment.

See accompanying notes to consolidated financial statements.

                      RAINBOW RENTALS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       DECEMBER 31, 1995, 1996, AND 1997

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The significant accounting policies of Rainbow Rentals, Inc. and subsidiary (Company), which are summarized below, are consistent with generally accepted accounting principles and reflect practices appropriate to the industry in which the Company operates.

     (a) Reporting Entity and Principles of Consolidation

     The Company is engaged in the rental and sale of home electronics, furniture, appliances, and computers to the general public. The Company operates 62 stores in eight states: Connecticut, Massachusetts, Michigan, New York, Ohio, Pennsylvania, Rhode Island, and Tennessee. The Company's corporate headquarters is located in Canfield, Ohio.

     The consolidated financial statements include the accounts of Rainbow Rentals, Inc. and its wholly owned subsidiary, Rainbow Advertising, Inc. All significant intercompany profits, transactions, and balances have been eliminated in consolidation.

     (b) Rental-purchase Merchandise

     Rental-purchase merchandise consists of merchandise rented to customers or in the stores available for rent or sale. Merchandise is rented to customers pursuant to rental agreements which provide for either weekly or monthly rental terms with rental payments collected in advance. The rental agreements may be terminated at any time by the customers; if terminated, the merchandise is returned to the Company.

     Rental-purchase merchandise is stated at the lower of cost or market. The Company depreciates inventory using the units of activity method. Under the units of activity method, merchandise held for rent is not depreciated, and merchandise on rent is depreciated in the proportion of rents received to total expected rents provided over the rental contract term. Amounts previously reported for 1995 and 1996 have been restated to reflect the Company's decision to change its method of depreciating merchandise from the straight-line basis to the units of activity method. The Company believes the units of activity method more accurately matches the recognition of depreciation expense with the estimated timing of revenue receipts over the rental-purchase agreement period. The units of activity method is recognized in the rental-purchase industry and does not consider salvage value.

     (c) Property and Equipment

     Property and equipment are recorded at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements and vehicles held under capital lease arrangements are amortized over the term of the applicable leases.

     (d) Loan Fees

     Amortization of capitalized loan fees is computed using the straight-line method, which approximates the level-yield method, over the term of the revolving loan (see note 4).

     (e) Other Assets

     Other assets consist primarily of noncompete and consulting agreements which arose in connection with the share repurchase from a former officer of the Company, (see notes 10 and 11). These costs are amortized over the estimated agreement lives of seven years and three years, respectively.

                      RAINBOW RENTALS, INC. AND SUBSIDIARY

     (f) Income Taxes

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     (g) Rental Revenue

     Merchandise is rented to customers pursuant to rental-purchase agreements which provide for weekly or monthly rental terms with nonrefundable rental payments. Rental income is recognized as collected, because at the time of collection the merchandise has been placed in service and costs of installation and delivery have been incurred. A customer may elect to renew the rental-purchase agreement for a specified number of continuous terms and has the right to acquire title either through payment of all required rentals or through a purchase option. Amounts received from such sales, as well as sales of new and used merchandise available for rent in the stores, are included in merchandise sales.

     (h) Advertising Expenses

     Costs incurred for producing and communicating advertising are charged to expense as incurred.

     (i) Acquired Rental-Purchase Agreements

     Rental agreements purchased in connection with a 1995 acquisition were amortized over their estimated remaining life of 18 months. These agreements became fully amortized in 1996.

     (j) Basic Net Income per Common Share

     Basic net income per common share are based on the weighted average number of common shares outstanding during each year. Average shares used in the calculations were 6,392,610, 6,392,610, and 4,509,406 in 1995, 1996, and 1997,
respectively.

     (k) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (l) Reclassification

     Certain amounts in the 1995 and 1996 consolidated financial statements have been reclassified to conform with the 1997 presentation.

                      RAINBOW RENTALS, INC. AND SUBSIDIARY

(2) RENTAL-PURCHASE MERCHANDISE

     Following is a summary of rental-purchase merchandise:

                                                              DECEMBER 31,
                                                           ------------------
                                                            1996       1997
                                                           -------    -------
Rental-purchase merchandise, at original cost............  $33,133    $39,926
Less: accumulated depreciation...........................  (13,393)   (16,515)
                                                           -------    -------
                                                           $19,740    $23,411
                                                           =======    =======

(3) PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                              DECEMBER 31,
                                                           ------------------
                                                            1996       1997
                                                           -------    -------
Vehicles.................................................  $ 2,768    $ 2,142
Leasehold improvements...................................    2,685      3,286
Computer equipment.......................................      665        688
Office equipment.........................................      995      1,133
Vehicles held under capital lease........................       --        290
                                                           -------    -------
                                                             7,113      7,539
Less accumulated depreciation and amortization...........    3,493      4,098
                                                           -------    -------
     Property and equipment, net.........................  $ 3,620    $ 3,441
                                                           =======    =======

(4) LONG-TERM DEBT AND NOTES PAYABLE

     Following is a summary of long-term debt:

                                                              DECEMBER 31,
                                                           ------------------
                                                            1996       1997
                                                           -------    -------
Bank borrowings under secured revolving loan.............  $ 7,726    $12,464
Bank term loan under secured revolving loan agreement
  payable to bank in monthly installments through May
  1999, interest at prime plus 0.25%                         1,833         --
                                                           -------    -------
                                                             9,559     12,464
Less current installments................................      333         --
                                                           -------    -------
Long-term debt, excluding current installments...........  $ 9,226    $12,464
                                                           =======    =======

     On October 5, 1992, the Company entered into a revolving loan agreement with a lending institution; the originally established maximum revolving loan amount was $6,000. Between that date and the most recent amendment on May 21, 1997, the agreement was amended several times. Such amendments provided for changes to the originally established maximum revolving loan amount as well as the scheduled maturity date and the interest rate charged on the outstanding revolving loan balance. On May 21, 1997, the revolving loan agreement was further amended to increase the maximum revolving loan amount to $16,000 and extend the loan agreement to May 21, 2000, at which time any outstanding balance will be payable in full. Interest is charged on the outstanding loan balance at prime plus 0.25%, or 8.75% at December 31, 1997. The Company can request to have portions of the outstanding principal designated as "IBOR Portions," which under the terms of the revolving loan agreement would bear interest at the Interbank Offering Rate (IBOR Rate), plus

                      RAINBOW RENTALS, INC. AND SUBSIDIARY

3.00%. The IBOR Rate at December 31, 1997 was 5.72%. At December 31, 1997 no part of the outstanding principal is designated as an "IBOR Portion."

     The revolving loan agreement is secured by substantially all assets, contract rights, documents, and all rental agreements of the Company; in addition, the agreement is personally guaranteed by the Company's majority shareholder. The revolving loan agreement contains various covenants, with which the Company was in compliance at December 31, 1996 and 1997. The revolving loan agreement calls for a nonuse fee equal to 0.375% per annum on the daily average amount by which the maximum revolving amount exceeds the outstanding loan balance.

     In 1996, the financial institution had made available to the Company a term loan of up to $3,000, which had an outstanding balance of $1,833 at December 31, 1996. The loan was paid in full during 1997.

     In April 1997, the Company entered into a Stock Redemption Agreement (Redemption Agreement) with a former shareholder-officer of the Company. The Redemption Agreement required the Company to repurchase all 2,716,875 shares of stock owned by the former shareholder-officer and affiliates. The Company entered into note payable agreements (Redemption Debt) with the shareholder-officer and certain affiliates of the shareholder-officer amounting to $10,488. The Redemption Debt, which accrues interest at a rate of 8.0%, is payable in 180 equal monthly installments of $104, beginning January 1998. The Company's obligations under the Redemption Debt, for payments of both principal and interest, are subordinated to the Company's obligations under the revolving loan agreement described above.

     The aggregate amount of principal payments for long-term debt and notes payable in each of the years following December 31, 1997 are as follows:
1998 -- $-0-; 1999 -- $294; 2000 -- $12,938; 2001 -- $512; and 2002 -- $553.

(5) RELATED PARTY TRANSACTIONS

     In February 1995, the building which serves as the Company's corporate headquarters was purchased by a partnership, owned by the Company's shareholders. The Company entered into a 10-year building lease agreement with the partnership at a rental rate which approximates market rates. Total rent expense paid to the partnership in 1995, 1996, and 1997 was approximately $75, $100, and $103, respectively.

     The Company had a note payable to a shareholder in the amount of $159 at December 31, 1996 which was repaid during 1997. Interest accrued at a rate equal to 0.5% below the interest rate paid on the revolving loan at December 31, 1996 and was added to the face value of the note as it accrued.

     The Company also had a note payable to a member of a shareholder's family in the amount of $132 at December 31, 1996 which was repaid during 1997. Interest accrued at 8.75% per annum and was payable on the first day of each month.

                      RAINBOW RENTALS, INC. AND SUBSIDIARY

(6) INCOME TAXES

     The provision for income taxes consisted of the following components:

                                                    YEAR ENDED DECEMBER 31,
                                                   --------------------------
                                                    1995      1996      1997
                                                   ------    ------    ------
Current
  Federal........................................  $1,193    $1,203    $  738
  State and local................................     336       104       237
                                                   ------    ------    ------
                                                    1,529     1,307       975

Deferred
  Federal........................................    (231)     (284)      837
  State and local................................     (45)      (51)      156
                                                   ------    ------    ------
                                                     (276)     (335)      993
                                                   ------    ------    ------
                                                   $1,253    $  972    $1,968
                                                   ======    ======    ======

     Deferred income tax expense (benefit) resulted from the following:

                                                    YEAR ENDED DECEMBER 31,
                                                   --------------------------
                                                    1995      1996      1997
                                                   ------    ------    ------
Tax depreciation and amortization of more than
  (less than) book:
  Rental-purchase merchandise....................  $  (65)   $   (4)   $1,108
  Property and equipment.........................    (149)      (27)      (90)
  Noncompete and consulting agreements...........       1        (1)      (79)
  Customer rental agreements.....................     (88)     (185)       29
Other, net.......................................      25      (118)       25
                                                   ------    ------    ------
                                                   $ (276)   $ (335)   $  993
                                                   ======    ======    ======

     A reconciliation between income tax expense reported and income tax expense computed by applying the federal statutory rate is as follows:

                                                    YEAR ENDED DECEMBER 31,
                                                   --------------------------
                                                    1995      1996      1997
                                                   ------    ------    ------
Income before income taxes.......................  $2,477    $2,991    $4,649
Federal statutory tax rate.......................     34%       34%       34%
                                                   ------    ------    ------
                                                      842     1,017     1,581
State and local income taxes, net of federal
  income tax benefit.............................     191        37       262
Meals and entertainment and officers' insurance
  premiums.......................................      43        20        33
Other, net.......................................     177      (102)       92
                                                   ------    ------    ------
                                                   $1,253    $  972    $1,968
                                                   ======    ======    ======

                      RAINBOW RENTALS, INC. AND SUBSIDIARY

     The following deferred tax assets (liabilities) are reflected in the consolidated balance sheets as follows:

                                                              DECEMBER 31,
                                                           ------------------
                                                            1996       1997
                                                           -------    -------
Rental-purchase merchandise..............................  $  (216)   $(1,324)
Property and equipment...................................      613        703
Customer rental agreements...............................      273        244
Noncompete and consulting agreements.....................        3         82
Other....................................................      160        135
                                                           -------    -------
     Net deferred tax asset (liability)                    $   833    $  (160)
                                                           =======    =======

     The net amount of current and noncurrent deferred tax assets (liabilities) was $833 as of December 31, 1996 and $160 as of December 31, 1997, representing deferred tax assets and deferred tax liabilities of $1,119 and $286, respectively, at December 31, 1996 and $1,178 and $1,338, respectively, at December 31, 1997. No valuation allowance was required for the deferred tax assets.

(7) LEASES

     The Company has entered into a capital lease arrangement in 1997 for the financing of new vans. The gross amount of vehicles and the related accumulated amortization are recorded in property and equipment (see note 3).

     The Company operates its retail stores and offices under noncancelable operating leases with terms extending to 2006 and additional option periods renewable at the request of the Company. Additionally, the Company leases a number of delivery and general use vehicles under operating lease arrangements. Rental expense charged to operations totaled $2,175, $2,389, and $3,180 for the years ended December 31, 1995, 1996, and 1997, respectively. Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of December 31, 1997 are as follows:

                                                           CAPITAL    OPERATING
YEAR ENDING DECEMBER 31,                                   LEASES      LEASES
------------------------                                   -------    ---------
          1998...........................................  $   84      $2,753
          1999...........................................      84       2,171
          2000...........................................     127       1,740
          2001...........................................      --       1,154
          2002...........................................      --         566
       Thereafter........................................      --         554
                                                           ------      ------
  Total minimum lease payments...........................     295      $8,938
                                                                       ======
  Less amount representing interest......................      44
                                                           ------
  Present value of net minimum capital lease payments....     251
  Less current installments of obligations under capital
     leases..............................................      80
                                                           ------
Obligations under capital leases, excluding current
  installments...........................................  $  171
                                                           ======

(8) ACQUISITION

     On March 1, 1995, the Company acquired certain assets of an Ohio competitor for approximately $2,000. The assets acquired included the fixed assets, inventory, and customer rental agreements of the competitor's 10 Ohio stores. This transaction was financed under the amended terms of the Company's existing revolving loan agreement (see note 4). The acquisition was accounted for as a purchase; accordingly, the acquired assets

                      RAINBOW RENTALS, INC. AND SUBSIDIARY
were recorded at estimated fair values at the date of acquisition. The results of operations are included from the date of acquisition.

(9) RETIREMENT PLAN

     The Company maintains a qualified defined contribution retirement plan under Section 401(k) of the Internal Revenue Code. The plan, which covers substantially all employees, provides for the Company to make discretionary contributions based on salaries of eligible employees plus additional contributions based upon voluntary employee salary deferrals. Payments upon retirement or termination of employment are based on vested amounts credited to individual accounts. No retirement plan expenses were incurred in 1995 or 1996; in 1997, the Company contributed $25.

(10) OTHER ASSETS

     Following is a summary of other assets:

                                                              DECEMBER 31,
                                                           ------------------
                                                            1996       1997
                                                           -------    -------
Noncompete and consulting agreements.....................  $    --    $ 2,093
Loan origination fees....................................      157        304
                                                           -------    -------
                                                               157      2,397
Less accumulated amortization............................       74        418
                                                           -------    -------
                                                                83      1,979
Other....................................................      132        121
                                                           -------    -------
                                                           $   215    $ 2,100
                                                           =======    =======

(11) SHAREHOLDER TRANSACTIONS

     In connection with the Redemption Agreement (note 4), the Company entered into noncompete, consulting, and severance agreements with the former shareholder-officer (see notes 4 and 10), and agreed to pay a total of $13,436 payable as follows (cash payment of $2,948 and notes payable of $10,488) allocated as follows:

Stock repurchase..................................   $11,095
Noncompete and consulting agreements..............     2,093
Severance agreement...............................       248
                                                     -------
                                                     $13,436
                                                     =======

     The full amount paid for the acquisition of shares has been recorded as treasury stock, consistent with the cost method of accounting for treasury stock. As indicated in note 10, the amount allocated to the noncompete and consulting agreements was recorded in other assets. The severance payment was charged fully to general and administrative expense in 1997.

(12) SUBSEQUENT EVENTS

     On March 23, 1998, the Company's Board of Directors (Board) approved an increase in the number of authorized shares and the conversion of all outstanding shares of common nonvoting stock for an equal number of common voting stock. This Board action was taken in contemplation of a planned initial public offering of the Company's securities (Offering). The conversion of nonvoting shares has been reflected retroactively, by removing reference to common nonvoting shares from shareholder's equity and calculating

                      RAINBOW RENTALS, INC. AND SUBSIDIARY
net income per common share based on the combined weighted average common shares outstanding after considering the conversion.

     Also on March 23, 1998, the Board approved a 10,500 for one stock split distributed in the form of a stock dividend. As a result of this action, an additional 3,675,384.93 shares of Common Stock will be issued on the effective date of the Offering to shareholders of record on March 23, 1998. All references throughout these consolidated financial statements and notes thereto to number of shares and per share amounts of the Company's Common Stock have been restated to reflect the stock split.

======================================================

  NO DEALER, SALES REPRESENTATIVE OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS, ANY OF THE UNDERWRITERS OR ANY OTHER PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SHARES OF COMMON STOCK OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.
                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    7
Forward-Looking Statements............   11
Use of Proceeds.......................   11
Capitalization........................   12
Dividend Policy.......................   12
Dilution..............................   13
Selected Financial Data...............   14
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   15
Business..............................   22
Management............................   35
Certain Transactions..................   37
Principal and Selling Shareholders....   37
Shares Eligible for Future Sale.......   38
Description of Capital Stock..........   39
Underwriting..........................   41
Legal Matters.........................   42
Experts...............................   42
Available Information.................   42
Index to Consolidated Financial
  Statements..........................  F-1

                            ------------------------

  Until            , 1998 (25 days after the date of this Prospectus), all
dealers effecting transactions in the Common Stock offered hereby, whether or not participating in this distribution, may be required to deliver a Prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

======================================================
======================================================
                                2,250,000 SHARES

                             [RAINBOW RENTALS LOGO]

                             RAINBOW RENTALS, INC.

                                  COMMON STOCK

                            ------------------------

                                   PROSPECTUS
                            ------------------------

                             THE ROBINSON-HUMPHREY
                                    COMPANY

                           DAIN RAUSCHER INCORPORATED

                         SUNTRUST EQUITABLE SECURITIES
                                           , 1998

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following is a list of the estimated expenses to be incurred by the Registrant in connection with the issuance and distribution of the Common Stock being registered hereby, other than underwriting discounts and commissions.

Securities and Exchange Commission Registration Fee.........  $    9,160
National Association of Securities Dealers, Inc. Filing
  Fee.......................................................
Nasdaq National Market Entry Fee............................       3,605
Transfer Agent and Registrar Fees...........................
Printing Costs..............................................
Accounting Fees and Expenses................................
Legal Fees and Expenses (not including Blue Sky)............
Blue Sky Fees and Expenses..................................
Miscellaneous...............................................
                                                              ----------
          Total.............................................  [$500,000]

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under certain circumstances provided in Article V of the Registrant's Amended and Restated Code of Regulations and subject to Section 1701.13 of the Ohio Revised Code (which sets forth the conditions and limitations governing the indemnification of officers, directors and other persons), the Registrant will indemnify any Director or officer or any former Director or officer of the Registrant against losses, damages, or liabilities reasonably incurred by such Director or officer by reason of the fact that he is or was such Director or officer in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative. A copy of the Registrant's Code of Regulations, as amended, is included herein as Exhibit 3.2.

     Reference is made to Section      of the Underwriting Agreement (Exhibit
1.1 to this Registration Statement) which provides for indemnification of the Registrant's officers, Directors and controlling persons by the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933.

     The Registrant intends to purchase and maintain liability insurance for the benefit of its directors and executive officers.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     No securities of the Registrant which were not registered under the Securities Act of 1933, as amended, have been issued or sold by the Registrant within the past three years.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) EXHIBITS. The following Exhibits are filed herewith and made a part hereof:

EXHIBIT
NUMBER                      DESCRIPTION OF DOCUMENT
-------                     -----------------------
1.1       Form of Underwriting Agreement*
3.1       Form of Amended and Restated Articles of Incorporation
3.2       Form of Amended and Restated Code of Regulations.
4.1       Specimen certificate for the Common Stock, without par
          value, of the Registrant.*
4.2       Loan and Security Agreement dated as of October 5, 1992, by and between Bank of America and the Registrant, as amended.
4.3       Collateral Trademark Security Agreement dated as of October
          5, 1992 by and between Bank of America Illinois and the
          Registrant.
          Information concerning certain of the Registrant's other
          long-term debt is set forth in Note 4 of the consolidated
          financial statements. The Registrant hereby agrees to
          furnish copies of such instruments to the Commission upon
          request.
5.1       Opinion of Kahn, Kleinman, Yanowitz & Arnson Co., L.P.A. as
          to the validity of the securities being offered.*
10.1      1998 Stock Option Plan
10.2      Lease by and between Rainbow Properties, Ltd. and the
          Registrant dated January 1, 1996 for the Company's principal executive offices.
21        List of subsidiaries
23.1      Consent of Kahn, Kleinman, Yanowitz & Arnson Co., L.P.A. (to
          be included in Exhibit 5.1).*
23.2      Consent of KPMG Peat Marwick LLP.
24.1      Power of Attorney (included on Page II-4).
27.1      Financial Data Schedule
99.1      Director designees consent to inclusion of their name in
          Prospectus*

---------------

* To be filed by amendment

     (b) FINANCIAL STATEMENT SCHEDULES.

     None

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide public offering thereof.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF CLEVELAND, STATE OF OHIO, ON MARCH 27, 1998.

                                          RAINBOW RENTALS, INC.

                                          By: /s/ WAYLAND J. RUSSELL

                                            ------------------------------------
                                            Wayland J. Russell, Chief Executive
                                              Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS that each of the undersigned officers and directors of Rainbow Rentals, Inc. (the "Company"), an Ohio corporation, for himself and not for one another, does hereby constitute and appoint Wayland J. Russell, Michael A. Pecchia, Marc H. Morgenstern, Michael A. Ellis and Deborah
A. Weisman, and each of them, a true and lawful attorney in his name, place and stead, in any and all capacities, to sign his name to any and all amendments, including post-effective amendments, to this Registration Statement and to sign a Registration Statement pursuant to Section 462(b) of the Securities Act of 1933 and to cause the same (together with all Exhibits thereto) to be filed with the Securities and Exchange Commission, granting unto said attorneys and each of them full power and authority to do and perform any act and thing necessary and proper to be done in the premises, as fully to all intents and purposes as the undersigned could do if personally present, and each of the undersigned for himself hereby ratifies and confirms all that said attorneys or any one of them shall lawfully do or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED AND ON THE DATES INDICATED.

                   SIGNATURE                                     TITLE
                   ---------                                     -----
/s/ WAYLAND J. RUSSELL                            Chairman of the Board of Directors    March 27, 1998
------------------------------------------------  and
Wayland J. Russell                                Chief Executive Officer
                                                  (Principal Executive Officer)

/s/ LAWRENCE S. HENDRICKS                         Chief Operating Officer and Director  March 27, 1998
------------------------------------------------
Lawrence S. Hendricks

/s/ MICHAEL J. VIVEIROS                           President and Director                March 27, 1998
------------------------------------------------
Michael J. Viveiros

/s/ MICHAEL A. PECCHIA                            Chief Financial Officer               March 27, 1998
------------------------------------------------  (Principal Financial and Accounting
Michael A. Pecchia                                Officer)